08050749

Alliance BankShares

Where banking is today. And tomorrow.

2007 Financial Report

Alliance BankShares

Last year, our annual report cover depicted a tree in the changing seasons with the caption *"Change is an Opportunity."* This was a profound statement then and with the passage of time and with the current meltdown in the residential real estate market this statement has taken on a higher degree of clarity. 2007 reflected the fact that both sides of our balance sheet were sensitive to the residential real estate market. While the management team considered many scenarios, we did not predict the severity of the current downturn.

There is no way to describe 2007 as a good year for our company. As a matter of fact, it was the worst year in our company's history from a financial point of view. For the first time since becoming profitable in 2000, we experienced an operating loss as several key factors combined to impact our overall results: credit quality, funding costs, and the impact of adopting *SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities* and the resulting negative mark-to-market of our liabilities.

The quality of our loan portfolio was negatively impacted by the well documented collapse of the Metropolitan Washington DC area's residential real estate market. After a careful analysis of our portfolio, we recorded a provision for loan losses of $5.8 million. This same real estate collapse also impacted a large portion of our commercial deposit base, the result of which was a substantial reduction in our average demand deposit funding. This low cost funding source had to be replaced with purchased funds which negatively impacted our results by approximately $4 million in additional interest costs and lost revenue. Finally, as an early adopter of *SFAS No. 159*, we planned to position the fair value assets and liabilities to have a limited impact on our financial results. The changes in the deposit mix caused greater reliance on wholesale funding than planned during our election of fair value accounting. The adverse movement in interest rates affected our fair value portfolio significantly in 2007, with a charge against earnings of $2.7 million. In the first quarter of 2008 we performed significant rebalancing of the fair value liability portfolio. We anticipate a more balanced position between the assets and liabilities starting in the second quarter of 2008.

While it is appropriate to talk about each of these issues, the important point to make is that despite these events, our capital position remains strong and our underlying core businesses are healthy. We took the necessary charges in 2007 to deal with these issues and to position our company for future periods. We further believe that we have the resources in place to capitalize on the opportunities available in our market.

For the past nine years under the leadership of Frank H. Grace, III, Executive Vice President, Alliance Bank has been a leading provider of cash management services to title companies and law firms that specialize in real estate settlements. Alliance Bank has become known as the "bank of choice" for well over two hundred title companies in the Mid-Atlantic region. These deposits over the past eight years have been a low cost funding source for Alliance although they are by nature both seasonal and cyclical. During late 2006 and continuing through 2007 this market niche contracted severely as the residential real estate essentially stopped functioning. During this same period, Alliance experienced a contraction of over $100 million dollars in low cost funding. Despite the contraction in deposits, the number of existing accounts remained relatively constant and during 2008 we have opened over 30 new relationships which should add significant balances to Alliance in 2008. If you believe as I do, that the American Dream begins with home ownership and further that this cycle will eventually come to an end, then those same deposits that contracted in late 2006 and 2007 will start to increase and once again become a meaningful low cost funding source for Alliance Bank.

During 2007 and in early 2008, under the direction of Michael C. O'Grady, Senior Vice President and Director of our Commercial Bank Division, we began a comprehensive study of the cash management products and services necessary to compete successfully in the community homeowner association market. We are now ready to begin the implementation of this new product line and our initial assessments indicate that low cost funding balances in this market could potentially yield the same level of balances that our title company initiative has yielded. Our research indicates that these deposits are not subject to the same seasonal or cyclical pressures we have seen in the real estate services segment. If we are successful in our efforts, we believe this will represent an important source of funding to complement our strength in the title company segment.

In 2006, we made a strategic commitment to the Fredericksburg Market and established a loan production office staffed by two commercial lenders with significant experience and contacts in that market. These contacts have proven very successful for Alliance Bank and as a supplement we acquired a new insurance agency, "The Fredericksburg Insurance Group," in early 2007. Plans are still proceeding to open two new branch locations in late 2008 to support both our commercial banking and insurance initiatives in Fredericksburg. The new branches will help to enhance our ability to obtain core deposits and to solidify our intention to establish firm roots in the market.

As I write this report, only a few short weeks have transpired since Alliance Bank opened its sixth branch location at 7023 Little River Turnpike in Annandale, Virginia. Staffed by five very talented and experienced bankers, we are looking for great things to come from our newest location.

2007 in Review

I and the rest of your Executive Management Team are disappointed in the 2007 results as the breadth and depth of the tough real estate market made it a very difficult and challenging year. As with the latter part of 2006 and continuing into 2007 our deposit base continued to contract as the vibrant real estate market started to cool and finally become stagnant. While I am not in a position to tell you that the market is ready for a correction, we are, in fact, already two plus years into this down cycle. I firmly believe that Alliance is positioned to benefit from the new cycle when it begins.

Our credit quality was negatively impacted in two ways. First, we have had a number of HELOC and second trust borrowers who have defaulted. In most cases, these loans originated in 2005 and later, were made at higher loan-to-value ratios than our primary portfolio, and were to borrowers whose incomes were related to real estate activities (realtors, mortgage loan brokers, construction workers, etc.). The loss in value of properties combined with the lack of demand for properties has made it difficult to resolve some of these situations without loss. We believe that we will continue to see some pressure in this area, but we raised our standards in mid — 2007 and we are hopeful that we can manage through any new issues that arise.

Secondly, in late 2007 it became apparent that we had a small group of borrowers who were not able to withstand the depth of the real estate market adjustment. In these cases, we are moving through the normal process of past due to non-accrual to OREO to eventual sale. Starting with our December 2007 reports, we expect this normal migration to occur over the succeeding year. We will be aggressively managing our existing levels of non-accrual and OREO loans that were identified in late 2007 and would expect over the next 12 to 18 months to have this at a much lower level. We have already had $2.1 million in OREO sales in the first quarter of 2008 and have other properties under contract with planned settlements totaling $3.1 million in the 2nd quarter. More important, we are experiencing much more interest related to our OREO assets as we are receiving calls with increasing frequency.

We became an early adopter of *SFAS No. 159* as we believed it would give us more flexibility in managing the balance sheet and provide a transparent view of key assets and liabilities to the financial statement readers. Looking back over 2007, parts of our strategy worked and parts of the strategy did not work. A key part of our strategy was to reduce the balance sheet by approximately $75 million and reduce our mortgage related securities portfolio. We achieved both of these objectives in 2007. We have a smaller more efficient balance sheet and we reduced our mortgage related securities by $91.6 million. Due to the contraction of the core deposits we continued to have a reliance on wholesale funding which had a negative impact on results as interest rates declined in 2007. In 2008, we have taken steps to adjust the mix of wholesale liabilities and expect to see results of these efforts in the second quarter of 2008 and beyond.

As with all other years, the employees that work at Alliance remain our greatest asset. We continue to attract and retain talented individuals who want to be part of an organization that can grow and mature not only in prosperous times but in challenging environments as well. Last year I shared with you our vision statement to guide our actions. This year I want to share with you our mission statement which we want each employee to confidently recite:

Our Mission is:

"To build long-term relationships by listening to our clients, understanding their needs and providing customized financial solutions that exceed their expectations."

We know that the current economic environment has its own set of challenges. Not a day goes by that you don't read or hear about the long-term effects of the sub-prime mortgage market, the cost of oil which has risen significantly over the past six months, the cost of gasoline and most recently the cost of grain and its effect on food prices. We are ready for some good news, and the good news is that both the Management Team and Board of Directors at Alliance Bankshares are working hard to correct the temporary setback we experienced in 2007. While 2008 is a rebuilding year, we believe that progress is being made and a new future is in sight.

President & CEO

GENERAL

Alliance Bankshares Corporation (Bankshares) is a single-bank holding company headquartered in Chantilly, Virginia. We were incorporated in Virginia in May 2002 and acquired all of the shares of Alliance Bank Corporation (Alliance Bank or the Bank) in a statutory share exchange on August 16, 2002. Our primary asset is Alliance Bank.

Alliance Bank is a state-chartered commercial bank. Alliance Bank was incorporated in Virginia in July 1996 and opened on November 16, 1998.

Alliance Home Funding, LLC (AHF), a wholly owned subsidiary of Alliance Bank, opened in July 2001 to pursue and execute our strategic initiative of engaging in mortgage banking. In December 2006, Bankshares decided to restructure its mortgage banking operations conducted by AHF and create a division within Alliance Bank instead. As a result, Alliance Bank Mortgage Division (ABMD) was created.

In June 2003, Alliance Virginia Capital Trust I (Trust), a Delaware statutory trust and a subsidiary of Bankshares, was formed for the purpose of issuing trust preferred capital securities.

Alliance Insurance Agency, Inc. (AIA), a wholly owned subsidiary of Alliance Bank, was formed in 2005. AIA acquired Danaher Insurance Agency on November 15, 2005. In 2006, AIA formed Alliance/Battlefield Insurance Agency, LLC (Battlefield), a wholly owned subsidiary of AIA. On December 14, 2006, Battlefield acquired certain assets and liabilities of Battlefield Insurance Agency, Inc. and Northern Virginia Insurance Agency, Inc. On April 5, 2007, AIA acquired certain assets and liabilities of the Thomas Agency, Inc., creating Fredericksburg Insurance Group (FIG) as an insurance division of AIA.

We execute our business strategies via five distinct business lines: Commercial Banking, Retail Banking, Private Client Services, Mortgage Banking and Insurance.

COMMERCIAL BANKING

Lending Activities

Loan Portfolio. As part of our normal business activities, we are engaged in making loans to a broad range of customers, including small businesses and middle market companies, professionals, home builders and commercial real estate developers, consumers and others in our market area. We generally define our market area as Northern Virginia and the Fredericksburg, Virginia area and the surrounding jurisdictions in the Washington, D.C. metropolitan area. The loan portfolio increased 5% during the year, rising to $398.2 million at December 31, 2007 compared to $378.7 million at December 31, 2006.

We categorize our loans into five general classifications: Commercial Business, Commercial Real Estate, Real Estate Construction, Residential Real Estate, and Consumer Installment.

Commercial Business Lending. Our commercial business lending category consists of general business credit in the form of lines of credit, revolving credit facilities, term loans, equipment loans, Small Business Administration Section 504 loans, stand-by letters of credit and other credit needs experienced by small and medium sized businesses. These loans are written for any sound business purpose including the financing of plant and business equipment, meeting general working capital needs, or supporting business expansion. Commercial loans generally are secured by business assets, carry the personal guarantees of the principals and have floating rates tied to the Wall Street Journal (WSJ) prime rate. Our customers come from a wide variety of businesses, including government contractors, professional services, building trades and retailing. Commercial business loans represented 12.7% of the loan portfolio or $50.7 million at December 31, 2007, a decrease from $52.3 million at December 31, 2006, which was 13.8% of the portfolio. This compares to 12.2% of the loan portfolio or $37.1 million at December 31, 2005. The decrease in 2007 was the result of lower borrowings on several lines of credit at year end.

Commercial Real Estate Lending. As of December 31, 2007, commercial real estate loans were $151.0 million or 37.9% of the loan portfolio, compared to $126.0 million or 33.3% of the portfolio as of December 31, 2006. This compares to $107.2 million or 35.2% of the loan portfolio at December 31, 2005. The growth reflects the demand on the part of our customers to participate in the commercial real estate market in the greater Washington, D.C. metropolitan area. These loans are typically secured by first trusts on office, warehouse, commercial condominiums or industrial space. These loans are generally divided into two categories: loans to commercial entities that will occupy most or all of the property (described as "owner-occupied") (as of December 31, 2007 approximately 58% of the commercial real estate portfolio) and loans for income producing properties held by investors.

In the case of owner-occupied loans, Alliance Bank is usually the primary provider of financial services for the company and/or the principals of these borrowers which allows us to further monitor the quality of the ongoing cashflow available to service the loans we have made. While these loans are real estate secured, we believe that, as a portfolio, these loans are less subject to the normal real estate cycles because the underlying businesses are the borrowers and they do not compete for rental space in times of market over-supply.

Commercial real estate loans made on income producing properties are made on generally the same terms and conditions as owner-occupied loans. Underwriting guidelines generally require borrowers to contribute cash equity that results in an 80% loan-to-value ratio on owner-occupied properties and a 75% loan-to-value ratio on investment properties. Exceptions to these guidelines are infrequent and are justified based on other credit factors.

Loans in this category (owner occupied and investment properties) are generally amortizing over 15-25 year periods and carry adjustable rates which reset every 1 to 5 years, indexed against like-maturity treasury instruments.

Real Estate Construction Lending. The real estate construction category of our loan portfolio generally falls into three primary categories: commercial construction, which will convert to either commercial real estate loans or will be sold in individual condo units, residential construction loans to builders for single family homes and townhouses for resale, and construction loans to individuals for their own primary residences or second homes. In the aggregate, this category totaled $114.3 million or 28.7% of our portfolio as of December 31, 2007, compared to $99.6 million or 26.3% of the portfolio as of December 31, 2006. This compares to $87.0 million or 28.6% of the loan portfolio at December 31, 2005.

Commercial construction loans dropped significantly as several large projects were completed and were paid out with long term financing from Alliance Bank or other sources. In addition, a number of residential condominium projects were completed and have experienced various levels of sales. There has not been very much demand for, nor are we actively pursuing, new loans in this category to offset these payoffs. Commercial construction loans are underwritten using the same standards as the commercial real estate loans described above. Alliance Bank has generally agreed to make longer term loans (we are our own "take-out") upon completion of construction on the same terms and conditions described in the preceding discussion on commercial real estate loans. The interest rate during the construction period is generally floating and tied to the WSJ prime rate.

Residential construction loans and land loans to builders were down slightly year over year, with most of the reduction coming in lower land outstandings. Sales and repayments have been offset with new fundings on existing projects. There has been limited demand for new projects. In addition, our standards are requiring more equity and greater liquidity in new projects. Residential home builders who are delivering 1 to 10 single family units per year have been one of our primary customer segments. We advance money for the purchase of lots and also provide funds for construction. When practical, we limit the number of speculative units that a builder can have at any particular time. Our construction loan monitoring process includes a complete appraisal, periodic site inspections by a third party, regular interaction by the relationship managers and administrative oversight of the funds utilized in construction to ensure that construction is progressing as planned and that there are always sufficient funds available in the loan to complete the project. We also make a strong effort to ensure that ABMD has an opportunity to provide mortgages to the buyers of the homes built by our customers. In addition to evaluating the financial capacity of the borrower, we also require equity in each transaction that puts us in a range of 70-80% loan-to-value on an "as completed" basis. Substantially all the loans in this category carry a floating rate of interest tied to the WSJ prime rate.

The portfolio of owner construction loans has seen growth in the past year as a number of individuals have taken advantage of what they perceive to be opportunities to acquire properties at lower market prices. These loans are underwritten with the expectation that Alliance Bank will either arrange third party financing or provide a portfolio mortgage product upon completion of construction.

The overall health of the local real estate market has a direct correlation on our real estate construction loan portfolio. The slowdown the real estate market experienced in 2007 has caused developers to review projects carefully. Many projects have been delayed or cancelled in the face of current market conditions. The larger volume of residential real estate on the market has made for stiffer pricing competition for developers, which in turn, may cause a decrease in the volume of loans in this area. Many of the projects undertaken prior to 2007 with expected delivery dates of 2007 and into 2008 have been impacted. In general, we expect continued contraction in this category over the coming year as the market continues to adjust to a new reality on valuation and as inventories continue to adjust, combined with a deliberate effort on our part to reduce our land exposure.

Residential Real Estate Lending. As of December 31, 2007, residential real estate loans were $78.5 million or 19.7% of the loan portfolio, compared to $96.5 million or 25.5% of the portfolio as of December 31, 2006. This compares to $70.0 million or 23.0% of the loan portfolio at December 31, 2005. The $78.5 million in this category consists of four distinct product offerings: open end home equity loans, which are loans secured by secondary financing on residential real estate (HELOCs); closed end amortizing second mortgages; portfolio first mortgage loans on primary or secondary residences; and first mortgage loans secured by single family residences, held as income properties by investors.

The Bank has been an active HELOC lender since its inception. This portfolio is attractive to us because it is: relationship-based, secured and granular and earns interest at a floating rate. We have typically not competed against the "teaser rate" offerings and the "no closing costs" deals often seen in the market. We rely on our strong relationships with realtors, mortgage companies, including our mortgage banking division (ABMD), and others involved in the real estate markets to grow this business line. We underwrite each loan by considering the borrower's capacity to service the debt, the loan-to-value ratio (typically 75-90%), the credit and employment history of the borrower, as well as the borrower's overall financial condition. Substantially all of these loans are priced at or above the WSJ prime rate and float on a daily basis. While our loans generally have a revolving period of 15 years followed by a 15 year amortization (30 years total), our experience is that, similar to first mortgages, the actual expected maturity of an individual loan is much shorter. The average principal balance on a HELOC at December 31, 2007 was approximately $84 thousand.

The HELOC portfolio was a source of losses in 2007. We had a number of customers whose personal incomes were directly impacted by the significant downturn in the residential real estate market. The loss of income combined with 10-20% losses in value and drastically extended selling periods resulted in customers unable to meet their obligations and collateral shortfalls. We cannot predict when this cycle will change but we are reviewing all loans in the portfolio to attempt to anticipate problems and make appropriate arrangements in advance of difficult situations.

Over the past year, we have also begun to see increased demand for closed end amortizing second mortgages. These are typically refinance or purchase transactions and carry 15 to 30 year amortizations and fixed rates.

Residential first mortgage loans carried on Alliance Bank's books result from two distinct activities. We have a group of customers who are active in the acquisition and remodeling of existing single family residential property. These loans, secured by first deeds of trust, are generally made under annually reviewed lines of credit which outline the terms and conditions of each individual advance. Each advance generally has a maturity of less than 1 year and carries a floating rate of interest tied to the WSJ prime rate. Loan-to-value ratios are maintained at 80% or less. Our customers buy these properties in the ordinary course of their business either directly from sellers or as part of a foreclosure process. They then invest their own money along with our loan to restore the property to a fully marketable condition. These loans in many respects are similar to regular residential construction loans. This portfolio has been relatively flat year to year. The average loan size was $336 thousand as of December 31, 2007.

Another group in this category is loans secured by first trusts on residential property to owners. In the past, our preference was to originate first trusts through AHF for sale; now this is done through our mortgage banking division, ABMD. However, there are times when business circumstances justify making a first mortgage loan in our regular portfolio. These situations include loans to individuals (a) who for one reason or another do not find mortgage products in the market to fit their needs and who maintain substantial non-lending relationships with us that make these loans attractive to us, or (b) loans made under terms and conditions that we believe will be saleable in the near term. Our approach to these loans is reactive; that is, we consider such requests in order to be a full service financial institution but we do not actively market this product. The maximum loan-to-value ratio in these loans is 90%, with most at lower advance rates. These loans usually either have a maturity of 5 years or less and carry interest rates that adjust with treasury rates, or look more like a 30-year traditional mortgage loan.

Consumer Installment Lending. This category constitutes the smallest part of our loan portfolio. These loans are small personal lines of credit and term loans. Loans are both secured (deposit accounts, brokerage accounts, automobiles, etc.) and unsecured and carry either fixed or floating rates. Our marketing of these products is generally reactive in nature, responding to requests that come to us primarily from the principals and/or employees of our commercial customers. The balance as of December 31, 2007 was $3.7 million compared to $4.4 million as of December 31, 2006.

Credit Risk Management. Our credit management vision is based on the belief that a sound shared credit culture, the application of well-designed policies and standards, and a long term view are the ingredients that will result in superior asset quality and consistent and acceptable profitability. Superior asset quality and consistent, acceptable profitability are keys to maximizing shareholder value. We will not sacrifice asset quality to meet growth objectives, nor permit opportunities to lead to concentrations of risk that are inappropriate or which contain excessive risk. We employ a number of business processes to manage the risk in our loan portfolio. These include the loan underwriting and approval process, our exposure management process, our loan management and the independent loan review. While no set of processes or procedures can eliminate the possibility of loss, we believe that each of these processes contributes to the quality of our loan portfolio.

Loan Underwriting and Approval Process. Loan requests are developed by our relationship managers who work in direct contact with our customers. Relationship managers are responsible for understanding the request and making an initial evaluation as to whether the request is consistent with our underwriting standards and risk tolerance. They are then responsible for gathering all pertinent information necessary to fully evaluate the request and the risks associated with the customer's need. Depending on the complexity of the transaction, additional support is provided by a credit analyst who is responsible for providing an independent analysis of the financial strength of the borrower and the underlying credit-worthiness of the transaction.

We utilize both a signature system and a committee system for approving loans. Relationship managers are given credit authority commensurate with their experience and demonstrated knowledge and ability. The maximum individual authority of any relationship manager is $250,000. Loans from $250,000 to $1,000,000 require a second signature of either the Director of Commercial Banking, Chief Credit Officer, or President.

Loans in excess of $1,000,000 are considered by our management loan committee, which consists of the senior relationship managers, the President and the Chief Credit Officer. Loans greater than our self-imposed "house limit" (equal to approximately 80% of our legal limit or less for transactions perceived to have greater risk) and loans that contain policy exceptions require approval of the Bank's Board of Directors' Loan Committee. In determining the actual level of required approval, all direct and indirect extensions of credit to the borrower are considered.

Exposure Management Process. A key factor in developing the portfolio relates to the size of individual requests and the concentration of exposure in individual borrowers and their related interests, as well as product or industry concentrations. We try to address all of these issues in our approval process. While we have regulatory guidelines for maximum loans and concentrations, our policy is to use lower limits to prudently manage our business. In addition, we try to spread higher exposures over multiple activities of the particular borrower. Our goal is to limit the impact one borrower or event can have on the Bank.

We utilize a 10-point rating system for our commercial and real estate credit exposures. The vast majority of our loans fall into the middle range of risk ratings and carry what we consider to be ordinary and manageable business risk. A risk rating is assigned during the underwriting process and is confirmed through the approval process. This risk rating influences our decision about the overall acceptability of the loan given our overall portfolio risk and also may influence our decision regarding the sale of a participation in the loan.

We are a seller of loans (participations out) as part of our exposure management process. We seek participants even for loans that we find acceptable and within our policy guidelines in order to spread the risk and maintain the capacity to handle future requests from the same borrower.

Portfolio diversification and business strategy are key components of our process. On a monthly basis, our board reviews the total portfolio by lending type. Limits are established and reviewed as a percentage of capital for each lending type. Business strategies are considered and adjusted based on current portfolio amounts and market perceptions. A number of factors are considered which result in strategies to expand, attract, maintain, shrink or disengage. At the present time, our business plans call for shrinking our exposure to certain construction categories and land loans.

The Recommended Concentrations further define our desire to build an appropriately diversified loan portfolio. We consider the market opportunities, the overall risk in our existing loans, and our expectations for future economic conditions and how they together may impact our portfolio. We then establish guidelines for maximum amounts in each category. Our current limits have been established with the most recent Federal Reserve Bank guidelines on commercial real estate lending in mind.

Loan Management. For most of the consumer loans and smaller business loans that we make, we utilize a moderate management approach. As long as monthly payments are made in a timely manner, we spend only a nominal amount of time to oversee the portfolio. Past due reports are reviewed on a weekly basis and appropriate action is determined based on the level of delinquency.

Commercial and real estate loans require a much higher degree of attention. The primary responsibility for ensuring that loans are handled as agreed rests with the relationship manager, supported by the credit analyst and loan operations groups. We obtain and review regular financial reports from our borrowers to evaluate operating performance and identify early warning signs of increasing risk. Our culture encourages the early reporting of problems so that they can be addressed in a timely and manageable manner. Identification of increased risk results in an increased risk rating, more frequent management review and possible remediation to include more collateral, an increased interest rate to compensate for risk, or identification of alternate sources of repayment. Adversely rated credits are reviewed monthly with the Bank's Board of Directors.

Independent Loan Review. The Bank's Board of Directors approves loan policies. Relationship managers originate loans. Committees approve loans. Administrators oversee loans. A critical aspect of credit risk management is the independent evaluation of all the processes that take a loan from origination to final repayment. We have employed the services of an independent company to assess our entire lending operation. The review is conducted at least annually. They evaluate our underwriting process to ensure that we are performing an appropriate level of due diligence. We ask them to review the quality of individual loans to ensure that we have fairly described the risks in a particular credit. They are directed to evaluate whether we are administering loans in accordance with our policies and procedures.

The loan review team's work includes a review of delinquency reports for status and collection activity. They evaluate the remediation plans in place on all identified problem loans. Each loan that is chosen as part of the sample has the risk rating confirmed. They evaluate the adequacy of specific reserve allocations on impaired credits and the appropriateness of the overall allowance for loan losses.

We report the results of the independent loan review activities to the Bank's director's loan committee and to the Bank's Board of Directors. We are not aware of any material differences in the evaluation of individual loans between management, the Bank's Board of Directors and the independent company regarding specific loans, loan policies or credit administration.

Lending Limit. At December 31, 2007, our legal lending limit for loans to one borrower was $8.2 million. As part of our risk management strategy, we maintain internal "house" limits below our legal lending limit. Our current house limit is 80% of our legal lending limit. When we receive customer requests in excess of our house or legal lending limit, we evaluate the credit risk under our normal guidelines. Approved transactions exceeding our lending limit are sold and funded by other banks. This practice allows us to serve our clients' business needs as they arise.

Banking Products and Services

Our principal business is accepting deposits from the public and making loans and other investments. Deposits are our major source of funding, while loan products and investments serve as our major use of our funds. We are committed to providing high quality deposit products and loan products to our customers, and we have made significant investments in our core banking systems that support virtually all of our banking functions. Our deposit activities, loan products and investments and funding are described below.

Deposit Activities

Deposits are the major source of our funding. We offer a broad array of deposit products that include Demand, NOW, money market and savings accounts as well as certificates of deposit. We typically pay a competitive rate on the interest bearing deposits to garner our share of the market. As a relationship-oriented bank, we seek generally to obtain deposit relationships with our loan clients. As our overall asset liability management process dictates, we may become more or less competitive in our deposit terms and interest rate structure. Additionally, we may use brokered deposits to augment Alliance Bank's funding position (dollars and duration).

We also plan to continue our focus on specialized customer services. We have made a special effort to obtain deposits from title and mortgage loan closing companies, which represent a substantial percentage of our non-interest bearing deposits. Through the use of proprietary software, enhanced customer service, and the most recent technology, we are able to deliver an array of services that are very attractive and affordable for title insurance agencies, many of which maintain significant account balances with us. Our business strategy includes expanding the number of customers in this market segment by continuing to provide the highest quality of customer service and the latest technology devoted to this industry. Meeting the withdrawal needs of these customers requires that we maintain greater than normal short term liquidity and/or become active users of our lines of credit.

RETAIL BANKING

We offer traditional retail loan and deposit products for our clients via our five bank business center locations. The locations have the characteristics of a traditional retail branch, (e.g. tellers, ATM, customer service representative, (CSR) and a branch manager), and we view the retail operation as a tool to execute our core commercial and private client business strategies. We typically house commercial banking, mortgage banking, private client executives and wealth managers in the business banking centers. Our business strategy calls for strategically placed business centers in the greater Washington, D.C. metropolitan area.

PRIVATE CLIENT SERVICES

This line of business serves high net worth individuals, entrepreneurs, professionals and small business owners. Our team of professionals includes wealth management officers who have a variety of industry licenses such as Series 7 licenses. These executives work closely to provide customized financial solutions for clients.

MORTGAGE BANKING

We diversified our core banking revenue stream with the addition of our mortgage banking subsidiary, AHF, which opened in July 2001. In December 2006, Bankshares announced its intentions to exit the mortgage banking operations conducted by AHF. Our mortgage banking services operate today as a smaller division of Alliance Bank or ABMD.

Through ABMD or AHF, we originated conforming and non-conforming home mortgages in the greater Washington, D.C. metropolitan area. As part of our overall risk management strategy, loans were sold on a correspondent basis to major national mortgage banking or financial institutions, and servicing rights are sold with the loans.

Loan sale gains were $1.1 million in 2007, compared to $4.1 million in 2006 and $3.0 million in 2005. ABMD originated $56.3 million in loans in 2007 compared to AHF originating $199.6 million in mortgage loans in 2006 and $174.3 million in 2005.

INSURANCE

On November 15, 2005, Alliance Bank acquired Danaher Insurance Agency, which we renamed Alliance Insurance Agency, Inc. (AIA). This full line insurance agency offers property and casualty insurance to small businesses and home, life and auto insurance, along with a broad array of employee benefits.

We expanded on our insurance agency line of business in December 2006 and again in April 2007 through the purchase of certain assets and liabilities of Battlefield Insurance Agency, Inc., Northern Virginia Insurance Agency, Inc. and the Thomas Agency, Inc. We operate these business activities as Alliance/Battlefield Insurance Agency, LLC, which is a wholly owned subsidiary of AIA, and Fredericksburg Insurance Group, which is a division of AIA.

For the year ended December 31, 2007 commission revenues were $3.3 million, compared to $1.6 million for the year ended December 31, 2006.

We believe the insurance product line is a natural adjunct to our core business operations. Additionally, this diversified revenue stream reduces the cyclical impact of other Bankshares revenue streams.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed for quotation on the NASDAQ Capital Market (formerly called the NASDAQ SmallCap Market) on the NASDAQ Stock Market System under the symbol ***ABVA***. As of March 14, 2008, we had 5,106,819 shares of common stock issued and outstanding, held by approximately 364 shareholders of record and the closing price of our common stock was $5.59.

The high and low sales prices per share for our common stock for each quarter for the two years ended December 31, 2007, as reported by the NASDAQ Stock Market, are shown in the table below. During these periods, we did not issue any cash dividends.

	2007		2006*	
Quarter	High	Low	High	Low
First	$16.79	$14.41	$16.57	$13.91
Second	15.94	12.70	16.94	16.04
Third	13.49	9.27	17.11	15.48
Fourth	10.34	6.25	17.40	15.34

* *All share amounts and dollar amounts per share have been adjusted to reflect the three-for-twenty stock split in the form of a 15% stock dividend distributed on June 30, 2006.*

Dividend Policy

We have elected to retain all earnings to support current and future growth. From time to time, we will consider a stock split in the form of a stock dividend in lieu of paying cash dividends. Our most recent stock split in the form of a 15% stock dividend was distributed to shareholders on June 30, 2006.

Payment of dividends is at the discretion of Bankshares' Board of Directors and is subject to various federal and state regulatory limitations. For further information regarding payment of dividends, refer to Item 1, "Business" under the heading "Payment of Dividends" and Note 22 of the Notes to Consolidated Financial Statements. It is our current policy to retain cash earnings to support future organizational growth. However, on May 25, 2006 the Board of Directors of Bankshares declared a three-for-twenty stock split in the form of a 15% stock dividend. Each shareholder received three additional shares for every twenty shares of stock held on the record date. The stock dividend was paid on June 30, 2006 to shareholders of record at the close of business on June 9, 2006.

SELECTED FINANCIAL DATA

	Selected Financial Information Year Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands, except per share data)				
Income Statement Data:					
Interest income	$ 38,352	$ 39,575	$ 28,929	$ 19,151	$ 14,617
Interest expense	20,880	18,522	10,501	6,852	5,407
Net interest income	17,472	21,053	18,428	12,299	9,210
Provision for loan losses	5,824	1,020	1,142	886	396
Non-interest income	2,205	6,027	3,514	6,181	8,774
Non-interest expense	18,360	19,422	15,048	13,963	12,102
Income taxes (benefit)	(1,663)	2,159	1,694	864	1,497
Net income (loss)	$ (2,844)	$ 4,479	$ 4,058	$ 2,767	$ 3,989
Per Share Data and Shares Outstanding Data:(1)					
Basic net income (loss)	$ (0.53)	$ 0.81	$ 0.74	$ 0.53	$ 1.08
Fully diluted net income (loss)	(0.53)	0.76	0.69	0.49	0.99
Cash dividends declared	—	—	—	—	—
Book value at period end	8.96	9.84	8.79	8.46	5.19
Shares outstanding, period end	5,106,819	5,551,477	5,532,708	5,512,351	3,727,715
Average shares outstanding, basic	5,356,187	5,536,771	5,518,743	5,228,035	3,689,394
Average shares outstanding, diluted	5,356,187	5,922,475	5,866,785	5,604,043	4,030,024
Balance Sheet Data:					
Total assets	$ 541,262	$ 644,371	$ 611,485	$ 479,720	$ 357,048
Total loans, net of unearned discount	398,224	378,676	304,228	209,204	118,762
Allowance for loan loss	6,411	4,377	3,422	2,300	1,444
Total investment securities	26,128	200,819	228,791	209,141	175,099
Total trading securities	84,950	—	—	—	—
Total deposits	365,264	471,333	461,178	355,691	276,739
Stockholders' equity	45,733	54,637	48,611	46,622	19,355
Performance Ratios:					
Return on average assets	NM	0.72%	0.71%	0.63%	1.16%
Return on average equity	NM	8.75%	8.59%	6.87%	21.00%
Net interest margin(2)	3.22%	3.64%	3.51%	3.10%	3.07%
Asset Quality Ratios:(3)					
Allowance to period-end loans	1.61%	1.16%	1.12%	1.10%	1.22%
Allowance to non-performing loans	0.26X	5.34X	1.87X	1.77X	3.58X
Non-performing assets to total assets	4.48%	0.13%	0.30%	0.27%	0.13%
Net charge-offs to average loans	0.95%	0.02%	0.01%	0.02%	0.01%
Capital Ratios:					
Tier 1 risk-based capital	11.7%	14.0%	16.1%	21.5%	15.0%
Total risk-based capital	12.9%	15.0%	17.0%	22.3%	18.4%
Leverage capital ratio	9.0%	9.7%	10.0%	11.6%	7.0%
Total equity to total assets	8.5%	8.5%	7.9%	9.7%	5.4%

(1) All share amounts and dollar amounts per share have been adjusted to reflect the three-for-two stock split in the form of a stock dividend paid on September 29, 2003 and the three-for-twenty stock split in the form of a 15% stock dividend distributed on June 30, 2006.

(2) Net interest income divided by total average earning assets.

(3) Non-performing assets consist of nonaccrual loans, restructured loans and foreclosed properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion is intended to assist in understanding and evaluating the financial condition and results of operations of Alliance Bankshares (Bankshares), Alliance Bank (Bank), Alliance Home Funding (AHF), Alliance Bank Mortgage Division (ABMD)and Alliance Insurance Agency (AIA), on a consolidated basis. This discussion and analysis should be read in conjunction with Bankshares' consolidated financial statements and related notes included in Item 8 of this Annual Report on Form 10-K.

All share amounts and dollar amounts per share in the following discussion have been adjusted to reflect the three-for-twenty stock split in the form of a 15% stock dividend distributed on June 30, 2006.

FORWARD-LOOKING STATEMENTS

Some of the matters discussed below and elsewhere in this report include forward-looking statements. These forward-looking statements include statements regarding profitability, liquidity, adequacy of the allowance for loan losses, interest rate sensitivity, market risk and financial and other goals. Forward-looking statements often use words such as "believes," "expects," "plans," "may," "will," "should," "projects," "contemplates," " anticipates," "forecasts," "intends" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. The forward-looking statements we use in this report are subject to significant risks, assumptions and uncertainties, including among other things, the following important factors that could affect the actual outcome of future events:

- Loss of key production personnel;
- Fluctuations in market rates of interest and loan and deposit pricing, which could negatively affect our net interest margin, asset valuation and income and expense projections;
- Effects of implementation of certain balance sheet strategies;
- Timing of expected implementation of certain balance sheet strategies;
- Anticipated growth of our insurance company;
- Assumptions used within our Asset Liability Management (ALM) process and Net Interest Income (NII) and Economic Value of Equity (EVE) models;
- Adverse changes in the overall national economy as well as adverse economic conditions in our specific market areas within Northern Virginia and the greater Washington, D.C. metropolitan region;
- Risks inherent in making loans such as repayment risks and fluctuating collateral values;
- Sustained weakness in the local housing market;
- Additional negative changes in the national and local home mortgage market;
- Maintaining and developing well established and valuable client relationships and referral source relationships;
- Our use of technology or the use of technology by key competitors;
- Changing trends in customer profiles and behavior;
- Competitive factors within the financial services industry;
- Impacts of implementing various accounting standards;
- Changes in regulatory requirements and/or restrictive banking legislation; and
- Other factors described from time to time in our SEC filings.

Because of these and other uncertainties, our actual results and performance may be materially different from results indicated by these forward-looking statements. In addition, our past results of operations are not necessarily indicative of future performance.

We caution you that the above list of important factors is not exclusive. These forward-looking statements are made as of the date of this report, and we may not undertake steps to update these forward-looking statements to reflect the impact of any circumstances or events that arise after the date the forward-looking statements are made.

2007 Performance Highlights

- Assets were $541.3 million at December 31, 2007, a decrease of $103.1 million or 16.0%, from December 31, 2006.
- Total loans, net of unearned discount were $398.2 million at December 31, 2007, an increase of $19.5 million, or 5.1% over the December 31, 2006 level of $378.7 million.
- In 2007, we adopted the FVO accounting method for our trading securities. The trading securities amounted to $85.0 million as of December 31, 2007. In addition, we adopted FVO accounting for brokered certificates of deposits and long-term FHLB advances. As of December 31, 2007, we had $110.7 million and $76.6 million respectively accounted for on a FVO basis.
- Our investment portfolio was $26.1 million at December 31, 2007. This compares to $200.7 million of investments which were accounted for under available for sale accounting in 2006.
- Deposits were $365.3 million at December 31, 2007, a decrease of $106.0 million, or 22.5% from December 31, 2006.
- Demand deposits were $66.2 million at December 31, 2007, or 18.1% of the total deposit portfolio. This is substantially below the December 31, 2006 level of $158.7 million or 33.7% of the total deposit portfolio. We believe the bulk of the decrease is related to economic conditions as we have expanded our client base during this challenging period.
- The net loss was $2.8 million at December 31, 2007, compared to net income of $4.5 million in 2006. The 2007 results include a provision for loan losses of $5.8 million and fair value accounting adjustments of $2.7 million.
- AIA commission revenue income was $3.3 million in 2007 compared to $1.6 million in 2006. The increase is related to the expanded business unit that now includes Battlefield and FIG.

Executive Overview

Balance Sheet

December 31, 2007 compared to December 31, 2006. Total assets were $541.3 million as of December 31, 2007, a decrease of $103.1 million over the December 31, 2006 level of $644.4 million.

As of year end 2007, total loans were $398.2 million, loans held for sale were $1.9 million, trading securities were $85.0 million and investments were $26.1 million. The balance of the earning assets was overnight federal funds sold of $1.3 million. These earning assets amounted to $512.5 million or 94.7% of total assets at year end 2007, as compared to $609.7 million or 94.6% of total assets as of year end 2006.

The allowance for loan losses was $6.4 million or 1.61% of loans outstanding as of December 31, 2006. This compares to $4.4 million or 1.16% of loans outstanding as of December 31, 2006. (The ratios exclude loans held for sale.) Non-performing assets totaled $24.3 million as of December 31, 2007, compared to non-performing assets of $819 thousand as of December 31, 2006. Impaired loans or those loans requiring a specific allocation within the allowance for loan losses amounted to $18.7 million as of December 31, 2007 compared to $343 thousand as of December 31, 2006. The specific allocation of the allowance for loan losses was $2.2 million as of December 31, 2007 and $126 thousand as of December 31, 2006.

Total deposits amounted to $365.3 million as of December 31, 2007, a decrease of $106.0 million from the December 31, 2006 level of $471.3 million. The decline in deposits is directly related to the soft real estate market experienced in 2007. Many title companies and qualified 1031 intermediaries experienced a significant decline in their respective business activities. Total demand deposits were $66.2 million as of December 31, 2007 compared to

$158.7 million as of year end 2006. Demand deposits represent 18.1% of total deposits as of December 31, 2007, compared to 33.7% as of December 31, 2006.

We use customer repurchase agreements (repos) and wholesale funding from the Federal Home Loan Bank of Atlanta (FHLB) to support the asset growth of the organization. As of December 31, 2007, there were $24.3 million of customer repos outstanding or $19.0 million less than were outstanding at the end of 2006. As of December 31, 2007, the organization had $76.6 million in FHLB long term advances outstanding, compared to $50.0 million as of December 31, 2006. The longer term FHLB advances are used as part of our overall balance sheet management strategy, which focuses on lengthening liabilities when feasible.

In June 2003, we issued $10 million in Trust Preferred Securities through a statutory business trust. As of December 31, 2006 and December 31, 2005, the full $10 million was considered Tier 1 regulatory capital.

Total stockholders' equity was $45.7 million as of December 31, 2007 and $54.6 million as of December 31, 2006. The change from the 2006 level is primarily related to two factors: a net loss of $2.8 million and $6.7 million of common stock buybacks. Book value per share decreased to $8.96 as of December 31, 2007 from $9.84 as of December 31, 2006.

December 31, 2006 compared to December 31, 2005. Total assets were $644.4 million as of December 31, 2006, an increase of $32.9 million over the December 31, 2005 level of $611.5 million. The loan portfolio, net of discounts and fees, was $378.7 million at December 31, 2006, $74.4 million greater than the December 31, 2005 level of $304.2 million. Investment securities available for sale amounted to $200.7 million at December 31, 2006, a $28.0 million decrease over the December 31, 2005 level of $228.7 million. At December 31, 2006, the deposit portfolio was $471.3 million, a $10.1 million increase over the December 31, 2005 level of $461.2 million. Total stockholders' equity amounted to $54.6 million at December 31, 2006, an increase of $6.0 million over the $48.6 million level at December 31, 2005. Book value per share increased from $8.79 in 2005 to $9.84 as of December 31, 2006.

Critical Accounting Policies

Bankshares' financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our financial statements could change.

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards (SFAS) SFAS No. 5, *Accounting for Contingencies*, which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Our allowance for loan losses has two basic components: the specific allowance for impaired credits and the general allowance based on relevant risk factors. Each of these components is determined based upon estimates that can and do change when the actual events occur. The specific allowance is used to individually allocate an allowance for loans identified for impairment testing. Impairment testing includes consideration of the borrower's overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral. These factors are combined to estimate the probability and severity of inherent losses. When impairment is identified, a specific reserve is established based on Bankshares' calculation of the loss embedded in the individual loan. Large groups of smaller balance and homogeneous loans are collectively evaluated for impairment. Accordingly, Bankshares does not separately identify individual consumer and residential loans for impairment testing unless loans become 60 days or more past due.

The general allowance is determined by aggregating un-criticized loans (non-classified loans and loans identified for impairment testing for which no impairment was identified) by loan type based on common purpose, collateral, repayment source or other credit characteristics. We then apply allowance factors which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, we consider the following: (1) delinquencies and overall risk ratings, (2) loss history, (3) trends in volume and terms of loans, (4) effects of changes in lending policy, (5) the experience and depth of the borrowers' management, (6) national and local economic trends, (7) concentrations of credit by individual credit size and by class of loans, (8) quality of loan review system and (9) the effect of external factors (e.g., competition and regulatory requirements). This is the largest component of the overall allowance.

Goodwill

Bankshares adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Based on the results of these tests, Bankshares concluded that there was no impairment, and no write-downs were recorded. Additionally, under SFAS No. 142, acquired intangible assets are separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over its useful life. The costs of other intangible assets, based on independent valuation and or internal valuations, are being amortized over their estimated lives not to exceed fifteen years.

Share-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, *Share-Based Payment*. SFAS No. 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, such as stock options and nonvested shares, based on the fair value of those awards at the date of grant and eliminates the choice to account for employee stock options under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25). Bankshares adopted SFAS No. 123R effective January 1, 2006 using the modified prospective method and as such, results for prior periods have not been restated. Compensation cost has been measured using the fair value of an award on the grant date and is recognized over the service period, which is usually the vesting period.

Results of Operations

2007 compared to 2006. For the year ended December 31, 2007, net loss amounted to ($2.8) million, compared to net income of $4.5 million for 2006. Earnings (loss) per common share, basic were ($.53) in 2007 and $.81 in 2006. Earnings (loss) per common share, diluted were ($.53) in 2007 and $.76 in 2006. Return on average equity was (5.39)% in 2007 compared to 8.75% in 2006. Return on average assets was (.49)% in 2007 compared to .72% in 2006. The net interest margin was 3.22% in 2007 which compares to 3.64% in 2006.

2006 compared to 2005. For the year ended December 31, 2006, net income amounted to $4.5 million, compared to $4.1 million for 2005. Earnings per common share, basic were $.81 in 2006 and $.74 in 2005. Earnings per common share, diluted were $.76 in 2006 and $.69 in 2005. Return on average equity was 8.75% in 2006 compared to 8.59% in 2005. Return on average assets was .72% in 2006 compared to .71% in 2005. The net interest margin was 3.64% in 2006 which compares to 3.51% in 2005.

Interest Income and Expense

Net interest income (on a fully taxable equivalent basis) was $17.8 million in 2007 or $3.5 million lower than the 2006 level of $21.3 million. This 16.4% decrease is primarily attributable to the substantial increase the cost of interest-bearing liabilities.

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related income, expense and corresponding weighted average yields and rates. The average balances used in these tables and other statistical data were calculated using daily average balances.

Average Balances, Interest Income and Expense and Average Yield and Rates(1)

	Year Ended December 31,								
	2007			2006			2005		
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
	(Dollars in thousands)								
Assets:									
Interest earning assets:									
Loans(2)	$396,983	$30,736	7.74%	$366,074	$29,459	8.05%	$268,633	$18,149	6.76%
Trading securities	122,559	6,101	4.98%	—	—	—	—	—	—
Investment securities	27,797	1,631	5.87%	207,608	9,836	4.74%	227,579	9,991	4.39%
Federal funds sold	4,085	189	4.63%	10,188	503	4.94%	40,627	1,213	2.99%
Total interest earning assets	551,424	38,657	7.01%	583,870	39,798	6.82%	536,839	29,353	5.47%
Non-interest earning assets:									
Cash and due from banks	16,014			23,809			27,107		
Premises and equipment	2,306			2,639			2,176		
Other assets	15,913			13,679			8,019		
Less: allowance for loan losses	(4,710)			(3,992)			(2,824)		
Total non-interest earning assets	29,523			36,135			34,478		
Total Assets	$580,947			$620,005			$571,317		
Liabilities and Stockholders' Equity:									
Interest-bearing liabilities:									
Interest-bearing demand deposits	$ 32,559	$ 693	2.13%	$ 38,330	$ 617	1.61%	$ 39,755	$ 488	1.23%
Money market deposit accounts	28,259	1,160	4.10%	22,898	688	3.00%	29,916	554	1.85%
Savings accounts	4,218	56	1.33%	4,217	67	1.59%	3,926	53	1.35%
Time deposits ($106,238 at fair value)	208,431	10,398	4.99%	201,030	9,049	4.50%	184,591	5,913	3.20%
Total interest-bearing deposits	273,467	12,307	4.50%	266,475	10,421	3.91%	258,188	7,008	2.71%
FHLB advances, at fair value	72,524	3,179	4.38%	39,463	1,590	4.03%	21,068	682	3.24%
Other borrowings	97,599	5,394	5.53%	123,984	6,511	5.25%	81,789	2,812	3.44%
Total interest-bearing liabilities	443,590	20,880	4.71%	429,922	18,522	4.31%	361,045	10,502	2.91%
Non-interest bearing liabilities:									
Demand deposits	82,785			132,972			158,944		
Other liabilities	1,849			5,932			4,104		
Total Liabilities	528,224			568,826			524,093		
Stockholders' Equity	52,723			51,179			47,224		
Total Liabilities and Stockholders' Equity:	$580,947			$620,005			$571,317		
Interest Spread(3)			2.30%			2.51%			2.56%
Net Interest Margin(4)		$17,777	3.22%		$21,276	3.64%		$18,851	3.51%

(1) The rates and yields are on a fully tax equivalent basis assuming a 34% federal tax rate.

(2) The Bank had nonaccruing loans of $17.1 million, $476 and $204 thousand in 2007, 2006 and 2005 respectively.

(3) Interest spread is the average yield earned on earning assets, less the average rate incurred on interest-bearing liabilities.

(4) Net interest margin is net interest income, expressed as a percentage of average earning assets.

Our net interest margin was 3.22% for the year ended December 31, 2007, compared to 3.64% for 2006. The net interest income earned, on a fully taxable equivalent basis, was $17.8 million in 2007 compared to $21.3 million in 2006, a decrease of 16.4%.

Average loan balances were $397.0 million for the year ended December 31, 2007, compared to $366.1 million for 2006. This is an increase of $30.9 million, or 8.4%. The related interest income from loans was $30.7 million in 2007, an increase of $1.2 million over the 2006 level of $29.5 million. The average yield on loans decreased to 7.74% in 2007, a decrease of 31 basis points compared to the same period in 2006. The lower yield on loans for 2007 includes $705 thousand of reversed nonaccrual interest and the impacts of various prime and treasury rate changes.

Trading securities interest income for the year ended December 31, 2007 was $6.1 million. The average yield on trading securities was 4.98%. Trading securities averaged $122.6 million for the year ended December 31, 2007.

Investment securities averaged $27.8 million for the year ended December 31, 2007 compared to $207.6 million for the year ended December 31, 2006. Investment securities income was $1.6 million on a fully taxable equivalent basis for the year ended December 31, 2007 and $9.8 million for the year ended December 31, 2006. The average tax equivalent yields on investment securities for the year ended December 31, 2007 and 2006 were 5.87% and 4.74%, respectively.

Excess liquidity results in federal funds sold. For the year ended December 31, 2007, federal funds sold contributed $189 thousand of interest income, compared to $503 thousand for the same period in 2006.

Average interest-bearing liabilities (deposits and purchased funds) grew to $443.6 million in 2007, which was $13.7 million greater than the 2006 level of $429.9 million. Interest expense for all interest-bearing liabilities amounted to $20.9 million for the year ended December 31, 2007, a $2.4 million increase over the 2006 level of $18.5 million. The average cost of interest-bearing liabilities for the year ended December 31, 2007 was 4.71%, or 40 basis points higher than the 2006 level of 4.31%. Average time deposits were $208.4 million, up $7.4 million over the 2006 level. Average other borrowings were $97.6 million as of December 31, 2007, a decrease of $26.4 million from the 2006 level. Average FHLB advances were $72.5 million in 2007 or $33 million greater than the 2006 average of $39.5 million.

Non-interest bearing demand deposit balances averaged $82.8 million as of the year ended December 31, 2007, or $50.2 million less than the year ended December 31, 2006. The local real estate economy remains soft and as a result, title company and real estate closing company balances remained below the traditional levels experienced in the past.

The following table describes the impact on our interest income and expense resulting from changes in average balances and average rates for the periods indicated. The change in interest income due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	Volume and Rate Analysis					
	Years Ended December 31, 2007 Compared to 2006			Years Ended December 31, 2006 Compared to 2005		
	Change Due To:			Change Due To:		
	Increase / (Decrease)	Volume	Rate	Increase / (Decrease)	Volume	Rate
	(Dollars in thousands)					
Interest Earning Assets:						
Investment securities	$(8,205)	$(11,321)	$ 3,116	$ (155)	$(1,694)	$ 1,539
Trading securities	6,101	10,746	(4,645)	—	—	—
Loans	1,277	2,348	(1,071)	11,310	7,411	3,899
Federal funds sold	(314)	(284)	(30)	(710)	(5,481)	4,771
Total increase (decrease) in interest income	(1,141)	1,489	(2,630)	10,445	236	10,209
Interest-Bearing Liabilities:						
Interest-bearing deposits	1,886	459	1,427	3,413	470	2,943
Purchased funds	472	(51)	523	4,607	2,541	2,066
Total increase in interest expense	2,358	408	1,950	8,020	3,011	5,009
Increase (decrease) in net interest income	$(3,499)	$ 1,081	$(4,580)	$ 2,425	$(2,775)	$ 5,200

Our 2007 net interest income decreased by $3.5 million from the 2006 level of $21.3 million. The net interest income was adversely impacted by the lower earnings rates associated with earning assets and the significant increase in interest expense.

Non-Performing Assets

Performing Loans with a Specific Allowance Allocation. As of December 31, 2007, impaired loans amounted to $2.9 million, compared to an impaired loan balance of $343 thousand as of December 31, 2006. The majority of the $2.9 million is made up of two loans, one for $1.6 million which is a series of equipment loans and a line of credit to a single borrower involved in real estate development activities, and one for $1.3 million which is secured by a completed available for sale single family residence in Northern Virginia.

Nonaccrual Loans. A loan may be placed on nonaccrual status when the loan is specifically determined to be impaired or when principal or interest is delinquent 90 days or more. We closely monitor individual loans, and relationship officers are charged with working with customers to resolve potential credit issues in a timely manner with minimum exposure to us. We maintain a policy of adding an appropriate amount to the allowance for loan losses to ensure an adequate reserve based on the portfolio composition, specific credit extended by Alliance Bank and general economic conditions.

On December 31, 2007, Alliance Bank had $17.1 million in loans that were on nonaccrual compared to two loans that were on nonaccrual status totaling $476 thousand at December 31, 2006. The increase relates substantially to four borrowing relationships with one of those representing five projects. The largest relationship includes project loans totaling $8.0 million as of December 31, 2007 which consists of two single family residential construction loans and three real estate (land) loans. The two homes have pending sales contracts of $3.9 million which are expected to close in 2008. The remainder of the balance of nonaccrual loans as of December 31, 2007 relates to $3.4 million which is secured by residential building lots in Central Virginia, $2.1 million which is secured by residential building lots in Northern Virginia, $2.0 million which is secured by a completed available for sale single family residence in Northern Virginia, and $1.7 million in consumer HELOCs to seven different borrowers.

Other Real Estate Owned (OREO). As of December 31, 2007, we had $4.3 million classified as OREO on the balance sheet. The majority of this balance relates to $2.3 million which is farmland/development acreage in the Winchester, Virginia area. The remainder consists of $585 thousand which is a two unit office condominium in Richmond, Virginia, $500 thousand which is a residential building lot in Northern Virginia, $380 thousand which is a single family residence under construction, $296 thousand which is an office condominium in Northern Virginia, $167 thousand which is single family residence in Central Virginia and $125 thousand which is a residential building lot in a recreational development in Central Virginia.

	December 31,				
	2007*	2006	2005	2004	2003
	(Dollars in thousands)				
Credit Quality Information					
Nonperforming assets:					
Impaired loans (performing loans with a specific allowance)	$ 2,928	$343	$1,627	$1,300	$363
Non-accrual loans	17,082	476	203	—	20
OREO	4,277	—	—	—	—
Total nonperforming assets & past due loans	$24,287	$819	$1,830	$1,300	$383
Specific reserves associated with impaired loans	$ 2,163	$126	$ 115	$ 161	$146

Total Non-Performing Assets. As of December 31, 2007, we had $24.3 million classified as non-performing assets on the balance sheet. The balance as of December 31, 2006 was $819 thousand.

Specific Reserves. As of December 31, 2007, we had $2.2 million in specific reserves for non-performing assets. As of December 31, 2006 we had $126 thousand set aside for specific reserves.

Allowance for Loan Losses and Asset Quality

The allowance for loan losses was $6.4 million at December 31, 2007, or 1.61% of loans outstanding, compared to $4.4 million or 1.16% of loans outstanding, at December 31, 2006. (These ratios exclude loans held for sale.) We have allocated $2.2 million and $126 thousand, respectively, of our allowance for loan losses at December 31, 2007 and December 31, 2006 for specific non-performing loans. In 2007, we had net charge-offs of $3.8 million compared to $65 thousand in 2006 and $20 thousand in 2005. As of December 31, 2007, there were no loans past due 90 days and still accruing interest.

As part of our routine credit administration process, we engage an outside consulting firm to review our loan portfolio periodically. The information from these reviews is used to monitor individual loans as well as to evaluate the overall adequacy of the allowance for loan losses.

In reviewing the adequacy of the allowance for loan losses at each period, management takes into consideration the historical loan losses experienced by the organization, current economic conditions affecting the borrowers' ability to repay, the volume of loans, trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing loans. After charging off all known losses which have been incurred in the loan portfolio, management considers the allowance for loan losses adequate to cover its estimate of probable losses.

The following table represents an analysis of the allowance for loan losses for the periods indicated:

	Analysis of the Allowance for Loan Losses Year Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Balance, beginning of period	$4,377	$3,422	$2,300	$1,444	$1,066
Provision for loan losses	5,824	1,020	1,142	886	396
Chargeoffs:					
Commercial	1,054	55	—	—	44
Real estate	2,747	—	—	—	—
Consumer	46	16	25	40	—
Total charge-offs	3,847	71	25	40	44
Recoveries:					
Commercial	4	—	—	—	23
Real estate	48	—	—	—	—
Consumer	5	6	5	10	3
Total recoveries	57	6	5	10	26
Net charge-offs	3,790	65	20	30	18
Balance, end of period	$6,411	$4,377	$3,422	$2,300	$1,444
Allowance for loan losses to total loans	1.61%	1.16%	1.12%	1.10%	1.22%
Allowance for loan losses to nonaccrual loans	0.4X	9.2X	16.8X	NM	72.2X
Non-performing assets to allowance for loan losses	378.43%	18.71%	53.48%	56.40%	27.90%
Net-chargeoffs to average loans	0.95%	0.01%	0.01%	0.02%	0.01%

The following table provides a breakdown of the allocation allowance for loan losses by loan type. However, management does not believe that the allowance for loan losses can be fragmented by category with any precision that would be useful to investors. As such, the entire allowance is available for losses in any particular category, not withstanding this allocation. The breakdown of the allowance for loan losses is based primarily upon those factors discussed above in computing the allowance for loan losses as a whole. Because all of these factors are subject to change, the allocation and actual results are not necessarily indicative of the exact category of potential loan losses.

	Allocation of the Allowance for Loan Losses Year Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Commercial business	$ 603	$ 617	$ 529	$ 437	$ 434
Commercial real estate	1,533	1,244	1,317	901	409
Real estate construction	1,737	1,196	1,155	383	127
Residential real estate	2,494	1,271	349	403	383
Consumer	31	38	26	40	24
Other	13	11	46	136	67
Total loans	$6,411	$4,377	$3,422	$2,300	$1,444

Loans

We grant commercial business, commercial real estate, real estate construction, residential real estate and consumer loans in the normal course of business. The loan portfolio net of discounts and fees was $398.2 million as of December 31, 2007 or $19.5 million greater than the December 31, 2006 level of $378.7 million. The loan portfolio contains $343.8 million, or 86.3% in real estate related loans as of December 31, 2007. The real estate loans include home equity loans, owner-occupied commercial real estate and construction loans. Approximately $50.7 million or 12.7% of the loan portfolio at December 31, 2007 is represented by commercial business loans. These loans are generally secured and include adequate cashflows to support repayment of the loans.

The following table summarizes the composition of the loan portfolio by dollar amount:

	Loan Portfolio December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Commercial business	$ 50,736	$ 52,280	$ 37,131	$ 35,077	$ 29,300
Commercial real estate	151,017	125,972	107,200	71,432	37,444
Real estate construction	114,305	99,636	87,046	38,578	11,264
Residential real estate	78,462	96,490	69,957	59,819	37,281
Consumer	3,704	4,409	2,957	4,020	3,190
Other	—	—	274	278	283
Less: unearned discount & fees	—	(111)	(337)	—	—
Total loans	$398,224	$378,676	$304,228	$209,204	$118,762

The following table presents the maturities or repricing periods of selected loans outstanding at December 31, 2007:

	Loan Maturity Distribution December 31, 2007			
	One Year or Less	After One Year Through Five Years	After Five Years	Total
	(Dollars in thousands)			
Commercial business	$ 21,145	$ 19,070	$10,521	$ 50,736
Real estate construction	91,181	18,016	5,108	114,305
Total	$112,326	$ 37,086	$15,629	$165,041
Loans with:				
Fixed rates	$ 22,207	$ 57,913	$67,837	$147,957
Variable rates	175,700	74,210	357	250,267
Total	$197,907	$132,123	$68,194	$398,224

Loans Held for Sale. In 2007, we established our mortgage banking division, ABMD. As part of our business strategy to offer complementary services to clients while minimizing risk, generally loans originated by ABMD are presold to correspondent lenders. As of December 31, 2007, $1.9 million of loans held for sale were part of our asset base. Our business objective includes having the loans sold, shipped and funded within a 90 day period. Prior to the creation of ABMD, AHF performed these functions. Loans held for sale were $18.5 million at December 31, 2006.

Trading Assets

Effective January 1, 2007, Bankshares adopted SFAS No. 157, *Fair Value Measurements* and SFAS No. 159, *Fair Value Option for Financial Assets and Financial Liabilities.* We believe that adopting the provisions of these accounting standards provides a more realistic long-term view of our balance sheet and provides the opportunity to achieve our goal of reducing volatility in reported earnings.

The following table reflects our trading assets and effective yield on the instruments as of the dated indicated:

	Trading Assets							
	December 31, 2007		September 30, 2007		June 30, 2007		March 31, 2007	
	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield
	(Dollars in thousands)							
U.S. government agency securities	$19,547	6.11%	$ 18,932	6.14%	$ 19,623	4.87%	$ 58,385	4.45%
U.S. government agency CMOs	—	—	—	—	9,810	4.47%	24,339	4.27%
U.S. government agency MBS	—	—	—	—	6,570	4.20%	18,462	4.16%
PCMOs(1)	20,669	5.33%	36,253	5.29%	43,102	5.23%	53,397	5.14%
SBA securities(2)	44,734	5.65%	46,776	6.05%	32,912	6.15%	—	—
Total Trading Assets	$84,950	5.68%	$101,961	5.80%	$112,017	5.28%	$154,583	4.63%

(1) All PCMOs are rated AAA or Aaa by Moody's, S&P or Fitch.

(2) SBA securities are U.S. government agency securities. For presentation purposes they are separated out on the table above.

In conjunction with the early adoption of SFAS No. 159, we intended to deliver the balance sheet by approximately $75.0 million. The trading portfolio has declined from the March 31, 2007 level of $154.6 million to the December 31, 2007 level of $85.0 million. The December 31, 2007 effective portfolio yield was 5.68%. All of the PCMOs are rated AAA or Aaa by Moody's, S&P or Fitch. Our general strategies are to reduce the portfolio volatility, add floating rate assets, reduce the size of the portfolio and reduce the size of the mortgage related assets within the portfolio. The accounting for the instruments on a fair value basis provides greater flexibility to the organization in monitoring and managing the company's balance sheet.

Investment Securities

On December 31, 2007, our investment portfolio contained municipal securities, Federal Reserve Bank (FRB) stock, Federal Home Loan Bank (FHLB) stock and other securities. The total amount of the investment securities available-for-sale at December 31, 2007 was $26.1 million. The effects of net unrealized losses on the portfolio were ($266) thousand and amounted to 1.0% of the investment portfolio value as of December 31, 2007.

Our investment portfolio at December 31, 2006 contained callable U.S. government agency securities, U.S. government agency collateralized mortgage obligations (CMOs), U.S. government agency mortgage backed securities (MBS), state and municipal bonds, FRB stock, FHLB stock and other securities. As of December 31, 2006, PCMOs, CMOs and MBS made up 55.9% of the portfolio or $112.3 million. Municipal securities were 12.6% of the portfolio or $25.3 million as of December 31, 2006. We actively manage our portfolio duration and composition with changing market conditions and changes in balance sheet risk management needs. Additionally, the securities are pledged as collateral for certain borrowing transactions and repurchase agreements.

Investment securities available for sale amounted to $200.7 million at December 31, 2006, a $28.0 million decrease from the December 31, 2005 level of $228.7 million. The effects of unrealized losses on the portfolio were ($4.2) million at December 31, 2006 and ($5.8) million at December 31, 2005.

We had a single investment of $100 thousand classified as held to maturity as of December 31, 2006, and December 31, 2005 the investment matured in late 2007.

The following table sets forth a summary of the investment securities portfolio at December 31, 2007, 2006 and 2005:

	Investment Securities(1) December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Available-For-Sale Securities			
U.S. government agency securities	$ —	$ 58,399	$ 67,228
U.S. government agency CMOs & PCMOs	—	88,589	110,449
U.S. government agency MBS	—	23,694	33,438
Municipal securities	20,338	25,309	13,112
FHLB & FRB Common Stock	5,735	4,673	4,409
Other investments	55	55	55
Total Available-For-Sale Securities(2)	$26,128	$200,719	$228,691
Held-To-Maturity Securities Certificate of deposit	$ —	$ 100	$ 100
Total Held-To-Maturity Securities(2)	$ —	$ 100	$ 100
Total Investment Securities(2)	$26,128	$200,819	$228,791

(1) Contractual maturities are not a reliable indicator of the expected life of investment securities, because instruments may be prepaid by the borrower or issuer.

(2) AFS investments at market value; HTM investments at cost basis.

The following table summarizes the contractual maturity of the investment securities on an amortized cost basis and their weighted average yield as of December 31, 2007:

	Maturities of Investment Securities December 31, 2007									
	Within One Year		After One Year but Within Five Years		After Five Year but Within Ten Years		After Ten Years			
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(Dollars in thousands)									
Available-For-Sale Securities										
Municipal securities(1)	—	0.00%	—	0.00%	3,635	5.08%	16,969	5.99%	20,604	5.83%
Other securities	—	0.00%	—	0.00%	—	0.00%	5,790	5.30%	5,790	5.30%
Total Available-For-Sale Securities	$—	0.00%	$—	0.00%	$3,635	5.08%	$22,759	5.81%	$26,394	5.71%

(1) Municipal securities yield is on a fully tax equivalent basis assuming a 34% federal tax rate.

(2) We do not have any Held-To-Maturity Securities as of December 31, 2007.

Non-Interest Income

The following table highlights the major components of non-interest income for the periods referenced:

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Gain on loan sales	$ 1,059	$4,110	$2,997	$5,362	$6,325
Insurance commissions	3,294	1,618	103	—	—
Net gain (loss) on sale of securities	50	(140)	(21)	346	1,837
Trading activity and fair value adjustments	(2,672)	—	—	51	250
Deposit account service charges	275	240	171	205	180
Other	199	199	264	217	182
Total	$ 2,205	$6,027	$3,514	$6,181	$8,774

Our primary source of non-interest income is insurance commissions. Commission revenues were $3.3 million as of December 31, 2007, a $1.7 million increase over the year ended December 31, 2006. In 2007, income was provided by AIA, Battlefield and FIG, as compared to 2006, which only included AIA. Commission revenues added $1.6 million in non-interest income for the year ended December 31, 2006, a $1.5 million increase over the year ended December 31, 2005, during which AIA operated for less than two months.

Gains from sales of mortgage loans through our new mortgage division, ABMD, were $1.1 million for the year ended December 31, 2007. This represents a decrease of $3.0 million from the $4.1 million level in 2006 that was earned through AHF. Mortgage origination levels are sensitive to changes in economic conditions and can suffer from decreased economic activity, a slowdown in the housing market or higher interest rates. In December 2006, Bankshares determined to restructure the mortgage banking operations conducted by AHF.

In the year ended December 31, 2007, we had a net gain of $50 thousand on the sale of investment securities. This represents an increase of $190 thousand over the 2006 level net loss of $140 thousand. The net loss on the sale of investment securities for 2005 was $21 thousand.

As we have repositioned the balance sheet in 2007, the items accounted for under SFAS No. 159 have generated a net loss for Bankshares. The bulk of the loss is the mark-to-market adjustments on liabilities. As Bankshares has downsized the total balance sheet, there has been a mismatch between assets and liabilities. This mismatch is causing more volatility in the financial results than expected. For the year ended December 31, 2007, the net loss on trading activity and fair value adjustments was $2.7 million.

For the years ended December 31, 2006 and 2005 we had no net gains on trading activities, compared to $51 thousand for the year ended December 31, 2004. The gains in 2004 were from pairoffs.

Routine banking fees such as account maintenance, insufficient funds, online banking, stop payment, and wire transfer fees amounted to $275 thousand, $240 thousand and $171 thousand, for each of the years ended December 31, 2007, 2006 and 2005, respectively. Our other non-interest income is predominately from ATM fees and investment management fees.

Non-Interest Expense

Non-interest expense for the year ended December 31, 2007 amounted to $18.4 million, compared to the 2006 level of $19.4 million. The largest component of non-interest expense is salary and benefits expense. The expense for the year ended December 31, 2007 was $8.9 million, compared to the December 31, 2006 level of $10.2 million. The decrease is due to reduced commissions and incentives paid on mortgage banking production. Total salary and benefits expense for ABMD amounted to $737 thousand for the year ended December 31, 2007 compared to $3.8 million for AHF for the year ended December 31, 2006. Total salary and benefits expense for AIA was $1.6 million for the year ended December 31, 2007. Occupancy and furniture and equipment costs were $3.1 million in 2007 compared to the 2006 level of $3.2 million. Other operating expenses amounted to $6.4 million in 2007, compared to $5.9 million in 2006. Other operating expenses increased due to increased marketing efforts and professional fees. In addition, approximately $75 thousand of additional occupancy, furniture and other expenses related to winding down AHF occurred in 2007. The subleasing of both AHF offices was completed in April 2007 with tenant occupancy occurring in May 2007. One tenant defaulted on the sublease in the fourth quarter of 2007 and the lease was assigned to a new subtenant in March 2008.

Non-interest expense for 2006 amounted to $19.4 million, compared to the 2005 level of $15.0 million. The increase resulted from commissions and incentives paid on mortgage banking production, the addition of AIA, as well as new personnel in Alliance Bank. Salary and benefits expenses in 2006 were $10.2 million, or $2.3 million higher than the 2005 level of $7.9 million. Total salary and benefit expense for AHF amounted to $3.8 million for the year ended December 31, 2006 compared to $2.7 million for the year ended December 31, 2006. Total salary and benefits expense for AIA was $776 thousand for the year ended December 31, 2006. Occupancy and furniture and equipment costs in 2006 were up $1.0 million over the 2005 level of $2.2 million. Other operating expenses amounted to $5.9 million in 2006, compared to $4.9 million in 2005. Other operating expenses increased due to increased marketing efforts, absorption of branch operating costs and professional fees. Included in salaries, occupancy, equipment and other expense for 2006 is approximately $588 thousand of transitional costs related to closing AHF.

The components of other operating expenses for the periods referenced were as follows:

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Business development	$ 774	$ 814	$ 702	$ 605	$ 549
Office expense	961	1,372	1,062	767	735
Bank operations expense	1,216	1,063	977	920	746
Data processing & professional fees	1,769	1,542	1,422	1,146	775
Other	1,698	1,144	735	671	563
Total	$6,418	$5,935	$4,898	$4,109	$3,368

Income Taxes

We recorded an income tax benefit of $1.7 million in 2007 compared to an income tax expense of $2.2 million in 2006. Our effective tax rates were 36.9% for the year ended December 31, 2007 and 32.5% for the year ended December 31, 2006. The effective tax rate is different from the statutory rate of 34% primarily due to the income derived from the municipal bond portfolio.

Deposits

We have made a special effort to obtain deposits from title and mortgage loan closing companies, which generally provide a good source of non-interest bearing deposits. We have developed products and services using available technology that meet the needs of these customers. The balances on deposit with us tend to fluctuate greatly during any given month, depending on transaction scheduling and overall market conditions. These balances represent a substantial portion of our non-interest bearing deposits. These deposits are subject to significant reduction during slower real estate markets, as evidenced in late 2006 and 2007. In order to meet the withdrawal needs of these customers, we monitor our liquidity, investment securities and lines of credit on a constant basis. We have sold and will in the future sell investment securities as a source of liquidity.

We seek deposits within our market area by paying competitive interest rates, offering high-quality customer service and using technology to deliver deposit services effectively. At December 31, 2007, the deposit portfolio was $365.3 million, a $106.0 million decrease compared to the December 31, 2006 level of $471.3 million. Certificates of deposit in 2007 were $222.5 million, a decrease of $20.1 million from the 2006 level of $242.6 million.

As the business activity changes, and particularly if average title and mortgage loan closing deposits decline, we may occasionally use wholesale or brokered deposits. In 2006, we experienced significant loan growth and a reduction in core deposits. We used wholesale funding to offset funding gaps as necessary.

At December 31, 2007 and December 31, 2006, we had $10.0 million of brokered deposits that relate to a state government program. As of December 31, 2007, we had $135.3 million of wholesale brokered deposits, $110.7 million of which were accounted for at fair value. As of December 31, 2006, we had $112.6 million of brokered deposits. This type of funding is a tool to support the growth of the Bank and liquidity needs. As market conditions warrant and balance sheet needs dictate, we may continue to participate in the wholesale brokered certificate of deposit market. As with any deposit product, we have potential risk for non-renewal by the customer and/or broker.

At December 31, 2006, deposits were $471.3 million, a $10.1 million increase over the December 31, 2005 level of $461.2 million. At December 31, 2006, we had $122.6 million in brokered deposits, compared to $79.9 million at December 31, 2005. The December 31, 2006 balance of the $122.6 million consists of two types of brokered deposits. At December 31, 2006, we had $10.0 million of brokered deposits that relate to a state government program and $112.6 million of brokered deposits that were part of a periodic marketing program by a licensed broker on our behalf. The December 31, 2005 balance of $79.9 million consisted of $10.0 million of brokered deposits that related to a government program and $69.9 million in brokered deposits that were issued as part of a marketing program by a licensed broker on our behalf.

The following table details the average amount of, and the average rate paid on, the following primary deposit categories for the periods indicated:

Average Deposits and Average Rates Paid
Years Ended December 31,

	2007			2006			2005		
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
	(Dollars in thousands)								
Interest-bearing liabilities:									
Interest-bearing demand deposits	$ 32,559	$ 693	2.13%	$ 38,330	$ 617	1.61%	$ 39,755	$ 488	1.23%
Money market deposit accounts	28,259	1,160	4.10%	22,898	688	3.00%	29,916	554	1.85%
Savings accounts	4,218	56	1.33%	4,217	67	1.59%	3,926	53	1.35%
Time deposits	208,431	10,398	4.99%	201,030	9,049	4.50%	184,591	5,913	3.20%
Total interest-bearing deposits	273,467	$12,307	4.50%	266,475	$10,421	3.91%	258,188	$7,008	2.71%
Non-interest bearing deposits	82,785			132,972			158,944		
Total deposits	$356,252			$399,447			$417,132		

The following is a summary of the maturity distribution of certificates of deposit as of December 31, 2007:

Certificates of Deposit Maturity Distribution
December 31, 2007

	Three Months or Less	Three Months to Twelve Months	Over Twelve Months	Total
	(Dollars in thousands)			
Certificates of deposit:				
Less than $100,000	$23,685	$ 96,760	$44,249	$164,694
Greater than or equal to $100,000	12,694	20,127	24,949	57,770
Total	$36,379	$116,887	$69,198	$222,464

Capital

Both Bankshares and the Bank are considered "well capitalized" under the risk-based capital guidelines adopted by the various regulatory agencies. Bankshares early adopted the provisions of SFAS No. 159 effective January 1, 2007. The cumulative effect of the early adoption of SFAS No. 159 reduced beginning retained earnings by $2.7 million. Total stockholders' equity was $45.7 million as of December 31, 2007 compared to the December 31, 2006 level of $54.6 million. The change in equity is attributable to our net loss for 2007 of $2.8 million and our common stock repurchases during 2007 of $6.7 million which reduced stockholders' equity as of December 31, 2007. Book value per common share was $8.96 as of December 31, 2007 compared to $9.84 as of December 31, 2006. The net unrealized loss on available-for-sale securities amounted to $176 thousand, net of tax as of December 31, 2007, compared to a net unrealized loss on available-for-sale securities of $2.7 million, net of tax as of December 31, 2006.

In May 2007, the Board of Directors authorized a common stock buyback program to purchase up to 300,000 common shares as market conditions dictate over the twelve months ending May 14, 2008. In August 2007 Bankshares' Board of Directors increased the program by 250,000 common shares up to a maximum of 550,000 common shares and further expanded the program in December 2007 to up to a maximum of 555,000 common shares. As of December 31, 2007, 555,000 shares at an average price of $12.06 were repurchased.

Payment of dividends is at the discretion of Bankshares' Board of Directors and is subject to various federal and state regulatory limitations. For further information regarding payment of dividends, refer to Item 1, "Business," under the heading "Payment of Dividends" and Note 22 of the Notes to Consolidated Financial Statements. It is our current policy to retain cash earnings to support future organizational growth. However, on May 25, 2006 the Board of Directors of Bankshares declared a three-for-twenty stock split in the form of a 15% stock dividend. Each shareholder received three additional shares for every twenty shares of stock held on the record date. The stock dividend was paid on June 30, 2006 to shareholders of record at the close of business on June 9, 2006.

On June 30, 2003, Alliance Bankshares' wholly-owned Delaware statutory business trust privately issued $10 million face amount of the trust's floating rate trust preferred capital securities ("Trust Preferred Securities") in a pooled trust preferred capital securities offering. Simultaneously, the trust used the proceeds of that sale to purchase $10.3 million principal amount of Alliance Bankshares' floating rate junior subordinated debentures due 2033 ("Subordinated Debentures"). Both the Trust Preferred Securities and the Subordinated Debentures are callable at any time after five years from the issue date. The Subordinated Debentures are an unsecured obligation of Alliance Bankshares and are junior in right of payment to all present and future senior indebtedness of Alliance Bankshares. The Trust Preferred Securities are guaranteed by Alliance Bankshares on a subordinated basis. The Trust Preferred Securities are presented in the consolidated statements of condition of Alliance Bankshares under the caption "Trust Preferred Capital Securities of Subsidiary Trust." Alliance Bankshares records distributions payable on the Trust Preferred Securities as an interest expense in its consolidated statements of operations. The cost of issuance of the Trust Preferred Securities was approximately $300 thousand. This cost is being amortized over a five year period from the issue date. The interest rate associated with the Trust Preferred Securities is 3 month LIBOR plus 3.15% subject to quarterly interest rate adjustments. The interest rate as of December 31, 2007 was 8.14%.

A portion of Trust Preferred Securities may be included in the regulatory computation of capital adequacy as Tier 1 capital. Under the current guidelines, Tier 1 capital may include up to 25% of stockholders' equity excluding accumulated other comprehensive income (loss) in the form of Trust Preferred Securities. At December 31, 2007, 2006 and 2005, the entire amount was considered Tier 1 capital.

Alliance Bankshares is considered "well capitalized" as of December 31, 2007, 2006 and 2005. The following table shows our capital categories, capital ratios and the minimum capital ratios currently required by bank regulators:

	Risk Based Capital Analysis December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Tier 1 Capital:			
Common stock	$ 20,427	$ 22,206	$ 19,244
Capital surplus	25,082	29,126	19,955
Retained earnings	400	5,987	13,218
Less: disallowed assets	(6,338)	(5,389)	(3,096)
Add: Qualifying Trust Preferred Securities	10,000	10,000	10,000
Total tier 1 capital	49,571	61,930	59,321
Tier 2 Capital:			
Allowance for loan losses	5,246	4,377	3,422
Qualifying Trust Preferred Securities	—	—	—
Total tier 2 capital	5,246	4,377	3,422
Total Risk Based Capital	$ 54,817	$ 66,307	$ 62,743
Risk weighted assets	$424,040	$443,344	$369,659
Quarterly average assets	$549,454	$636,293	$595,857

	December 31,			Regulatory Minimum
	2007	2006	2005	
Capital Ratios:				
Tier 1 risk based capital ratio	11.7%	14.0%	16.1%	4.0%
Total risk based capital ratio	12.9%	15.0%	17.0%	8.0%
Leverage ratio	9.0%	9.7%	10.0%	4.0%

Purchased Funds and Other Borrowings

Purchased funds and other borrowings include repurchase agreements (repo or repos) (which we offer to commercial customers and affluent individuals), federal funds purchased and treasury, tax and loan balances. The bulk of purchased funds are made up from the following two categories: customer repurchase agreements and outstanding federal funds sold. Customer repos amounted to $24.3 million at December 31, 2007, compared to $43.3 million at December 31, 2006 and $37.7 million at December 31, 2005. Outstanding federal funds purchased were $13.8 million, $9.4 million and $20.0 million at December 31, 2007, December 31, 2006, and December 31, 2005, respectively.

Customer repos are standard repurchase agreement transactions that involve a Bank customer instead of wholesale banks and brokers. We offer this product as an accommodation to larger retail and commercial customers that request safety for their funds beyond the FDIC deposit insurance limits. We believe this product offers us a stable source of financing at a reasonable market rate of interest. We do not have any open repos with broker dealers.

The Federal Home Loan Bank of Atlanta (FHLB) is a key source of funding for the organization. During the periods presented we have used overnight advances (daily rate credit) to support our short-term liquidity needs. On a longer term basis we use FHLB advances to augment our funding portfolio. At December 31, 2007, we had four long-term advances amounting to $75.0 million in par value. The advances have a variety of structural components such as interest rates, options and conversion features. The advances had interest rates ranging from 3.73% to 4.71%

and maturities ranging from 2008 to 2021. This compares to the December 31, 2006 level of $50.0 million with interest rates ranging from 3.94% to 4.62% and maturities ranging from 2008 to 2021.

In 2007, we elected to account for the long-term FHLB advances at fair value or under FVO accounting. The downward shift in key interest rates (treasuries and LIBOR) has caused the market value adjustment for the advances to become negative. As of December 31, 2007, the negative market value adjustment for FHLB advances was $1.6 million.

Liquidity

Our overall asset/liability strategy takes into account the need to maintain adequate liquidity to fund asset growth and deposit runoff. Our liquidity is impacted by the general growth of the Bank, the growth of ABMD, the growth of AIA, title company balances, qualified 1031 intermediary balances and the national and local mortgage refinance market and the trading and investment portfolios. We use a variety of tools to manage our liquidity. These include pricing on loans and deposits, purchase or sale of investments, brokered deposits, the sale or participation of loans, and rates and fees on home mortgages. In addition, we have a variety of credit facilities at our disposal. Our funding department monitors our overall position daily. We can and will draw upon federal funds lines with correspondent banks, reverse repurchase agreement lines with correspondent banks and use FHLB advances. Our deposit customers frequently have lower deposit balances in the middle of each month. The deposit balances generally rise toward the end of each month. As such, we use wholesale funding techniques to support our overall balance sheet growth.

In 2007, advances for ABMD averaged $7.9 million. We provide temporary funding on presold loans originated by ABMD. The liquidity requirements vary based upon market conditions, production staff performance and general economic conditions. In 2006, the Bank provided a warehouse line of credit to AHF. The funds advanced on this line allowed us to originate and hold mortgages until they were sold to third party investors. In 2006, advances under this line of credit averaged $12.3 million, compared to $14.7 million in 2005. Our liquidity in the future will be impacted by ABMD. We provide temporary funding on presold loans originated by ABMD. The liquidity requirements vary based upon market conditions, production staff performance and general economic conditions.

An analysis of the purchased funds distribution is presented below for the periods indicated:

	Purchased Funds Distribution Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
At Period End			
FHLB long term advances, at fair value	$ 76,615	$ 50,000	$ 30,000
Customer repos	24,255	43,306	37,668
Other borrowed funds	13,948	9,891	20,421
Total at period end	$114,818	$103,197	$ 88,089
Average Balances			
FHLB long term advances, at fair value	$ 72,524	$ 39,463	$ 21,068
Customer repos	31,463	32,340	52,571
Other borrowed funds	66,136	91,644	29,218
Total average balance	$170,123	$163,447	$102,857
Average rate paid on all borrowed funds, end of period	4.37%	4.41%	3.37%
Average rate paid on all borrowed funds, during the period	5.04%	4.96%	3.40%
Maximum outstanding at any month end period	$164,140	$134,990	$ 91,884

Return on Average Assets and Average Equity

The ratio of net income to average equity and average assets and certain other ratios are as follows:

	Return on Average Assets and Return on Average Equity December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Average total assets	$580,947	$620,005	$571,317
Average stockholders' equity	$ 52,723	$ 51,179	$ 47,224
Net income (loss)	$ (2,844)	$ 4,479	$ 4,058
Cash dividends declared	$ —	$ —	$ —
Return on average assets	NM	0.72%	0.71%
Return on average stockholders' equity	NM	8.75%	8.59%
Average stockholders' equity to average total assets	9.08%	8.25%	8.27%

* *NM — Not meaningful*

Contractual Obligations

Bankshares has entered into certain contractual obligations including long term debt, operating leases and obligations under service contracts. The following table summarizes Bankshares' contractual cash obligations as of December 31, 2007. The table does not include deposit liabilities or repurchase agreements entered into in the ordinary course of banking.

	Payments Due By Period December 31, 2007				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(Dollars in thousands)				
Trust Preferred Securities	$10,310	$ —	$ —	$ —	$10,310
Operating leases	12,997	1,808	3,203	2,989	4,997
Federal Home Loan Bank advances	75,000	10,000	25,000	15,000	25,000
Data processing services	1,159	850	309	—	—
Total	$99,466	$12,658	$28,512	$17,989	$40,307

* *Data processing figures include core data processing contract, in negotiation phase as of December 31, 2007 but executed in early 2008.*

Off-Balance Sheet Activities

Bankshares, Bank, ABMD and AIA enter into certain off-balance sheet arrangements in the normal course of business to meet the financing needs of customers. These off-balance sheet arrangements include commitments to extend credit, standby letters of credit and financial guarantees which would impact the overall liquidity and capital resources to the extent customers accept and or use these commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. See Note 18 of the Notes to Consolidated Financial Statements for further discussion of the nature, business purpose and elements of risk involved with these off-balance sheet arrangements. With the exception of these off-balance sheet arrangements, and Bankshares' obligations in connection with its Trust Preferred Securities, we have no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements and their effect on us, see "Recent Accounting Pronouncements" in Note 2 of the Notes to Consolidated Financial Statements contained herein.

Quarterly Financial Results

The following tables list quarterly financial results for the years ended December 31:

	Quarterly Data 2007			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per share data)			
Interest income	$ 8,890	$9,662	$9,761	$10,039
Interest expense	5,248	5,125	5,201	5,306
Net interest income	3,642	4,537	4,560	4,733
Provision for loan losses	4,704	235	580	305
Net interest income after provision for loan losses	(1,062)	4,302	3,980	4,428
Non interest income	(403)	203	471	1,934
Non interest expense	5,008	4,259	4,494	4,599
Income before income taxes	(6,473)	246	(43)	1,763
Provision for income taxes	(2,221)	49	(47)	556
Net income (loss)	$(4,252)	$ 197	$ 4	$ 1,207
Earnings per share, basic	$ (0.83)	$ 0.04	$ —	$ 0.22
Earnings per share, diluted	$ (0.83)	$ 0.04	$ —	$ 0.21

	2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per share data)			
Interest income	$10,480	$10,537	$9,785	$8,773
Interest expense	5,365	5,103	4,239	3,815
Net interest income	5,115	5,434	5,546	4,958
Provision for loan losses	100	255	375	290
Net interest income after provision for loan losses	5,015	5,179	5,171	4,668
Non interest income	1,331	1,402	1,671	1,623
Non interest expense	5,519	4,579	4,749	4,575
Income before income taxes	827	2,002	2,093	1,716
Provision for income taxes	273	633	693	560
Net income	$ 554	$ 1,369	$1,400	$1,156
Earnings per share, basic(1)	$ 0.10	$ 0.25	$ 0.25	$ 0.21
Earnings per share, diluted(1)	$ 0.09	$ 0.23	$ 0.24	$ 0.19

(1) All share amounts and dollar amounts per share have been adjusted to reflect the three-for-twenty stock split in the form of a 15% stock dividend distributed on June 30, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity. In 2004, we engaged a consulting firm to assist management in developing "best practices" in the ALM process. A core component of the project was the development of a more in-depth ALM model that measures NII and EVE results on a monthly basis. Recent results indicate that we are positioned well for rising interest rates. The Board of Directors has approved NII and EVE metrics for policy measurement and as of the most recent model run (December 2007); we are in compliance with all policy metrics. The short term interest rate model (NII) indicates we are asset sensitive. The long term model (EVE) indicates a stable to slightly declining EVE in a rising interest rate environment.

Net Interest Income Sensitivity. Bankshares' ALM process evaluates the effect of upward and downward changes in market interest rates on future net interest income. This analysis involves shocking the interest rates used in determining net interest income over the next twelve months. The resulting percentage change in net interest income in various rate scenarios is an indication of Bankshares' shorter-term interest rate risk. This analysis is accomplished by assuming a static balance sheet over a period of time with maturing and repayment dollars being rolled back into like instruments for new terms at current market rates. Additional assumptions are applied to modify volumes and pricing under various rate scenarios. These assumptions might include prepayments, the sensitivity of non-maturity deposit rates, and other factors deemed significant by Bankshares.

The ALM results for December 31, 2007 are shown in the table below. Assuming an immediate upward shift in market interest rates of 100 basis points, the results indicate Bankshares would expect net interest income to increase over the next twelve months by 7.0%. Assuming a shift downward of 100 basis points, Bankshares would expect net interest income to decrease over the next twelve months by 7.0%. The results in both a rising and declining interest rate environment are within the policy guidelines.

Economic Value of Equity. The economic value process models the cashflows of financial instruments to maturity. The model incorporates growth and pricing assumptions to develop a baseline EVE. The interest rates used in the model are then shocked for an immediate increase or decrease in interest rates. The results of the shocked model are compared to the baseline results to determine the percentage change in EVE under the various scenarios. The resulting percentage change in EVE is an indication of the longer term repricing risk and options embedded in the balance sheet. Bankshares is in compliance with the board approved EVE guidelines in all scenarios.

The table below shows as of December 31, 2007 and 2006 ALM model results under various interest rate shocks:

	December 31, 2007		December 31, 2006	
Interest Rate Shocks	NII	EVE	NII	EVE
−200 bp	−13.8%	5.9%	−19.7%	−2.5%
−100 bp	−7.0%	2.9%	−8.1%	−1.2%
+100 bp	7.0%	−4.2%	3.7%	−2.5%
+200 bp	14.0%	−7.1%	11.9%	−6.4%

Interest Rate Gap. In addition to the NII and EVE models, management reviews our "static" gap position. The cumulative negative gap position within one year was $79.1 million, or 14.6% of total assets, at December 31, 2007. While this measurement technique is common in the financial services industry, it has limitations and is not our sole tool for measuring interest rate sensitivity. We do not believe this model accurately reflects Bankshares' true short and long term interest rate exposure. As an example, $34.2 million of the trading securities at December 31, 2007 are classified as greater than five years due to the contractual maturity of the instruments. Trading assets are easily marketed and can be liquidated in a short period of time. As a result, it is reasonable to consider a portion of, or perhaps all of, the $34.2 million of trading assets as the "within three month" category, which further suggests an asset sensitive position for Bankshares.

The following table reflects our December 31, 2007 "static" interest rate gap position:

	December 31, 2007				
	Maturing or Repricing				
	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Interest earning assets:					
Investment securities	$ —	$ —	$ —	$ 26,128	$ 26,128
Trading securities	44,735	—	6,015	34,200	84,950
Loans held for sale	1,925	—	—	—	1,925
Loans	177,536	9,259	127,219	67,128	381,142
Interest-bearing deposits	100	—	—	—	100
Federal funds sold	1,256	—	—	—	1,256
Total interest earning assets	225,552	9,259	133,234	127,456	495,501
Interest-bearing liabilities:					
Interest-bearing demand deposits	38,291	—	—	—	38,291
Money market deposit accounts	34,045	—	—	—	34,045
Savings accounts & IRAs	4,312	—	—	—	4,312
Time deposits, at fair value	36,380	116,886	59,507	9,691	222,464
Total interest-bearing deposits	113,028	116,886	59,507	9,691	299,112
FHLB long term advances, at fair value	9,972	25,518	15,339	25,786	76,615
Customer repurchase agreements	24,255	—	—	—	24,255
Other borrowings	13,948	—	—	—	13,948
Trust Preferred Capital Notes	10,310	—	—	—	10,310
Total interest-bearing liabilities	171,513	142,404	74,846	35,477	424,240
Period Gap	$ 54,039	$(133,145)	$ 58,388	$ 91,979	$ 71,261
Cumulative Gap	$ 54,039	$ (79,106)	$ (20,718)	$ 71,261	$ 71,261
Cumulative Gap / Total Assets	10.0%	−14.6%	−3.8%	13.2%	13.2%

Interest Rate Risk Management Summary. As part of our interest rate risk management, we typically use the investment portfolio to balance our interest rate exposure. The pricing of deposits is adjusted within the market area to favor money market or certificates of deposit depending on the need for floating or fixed rate liabilities. The pricing of loan products is a function of interest rate risk management strategies and the market conditions in the area. In many cases, interest rate risk pricing desires are not consistent with the general market, which requires us to balance our interest rate risk through other products. An example of this is that in a rising rate environment, the loan customer typically prefers fixed rate loans and banks typically desire floating rate loans. In this example, we would add floating rate or adjustable securities or price certificates of deposit aggressively to balance the interest rate risk.

The interest sensitivity position does not measure the impact of interest rate changes on the market value of our investment securities portfolio. Rising interest rates will cause a decline in the market value of our investment securities. A decline in the market value of the investment portfolio could make managing the net interest income exposure more difficult.

There is no guarantee that the risk management and balance sheet management strategies we employ will be effective in periods of rapid rate movements. We believe our strategies are prudent and within policy guidelines in the base case of our modeling efforts as of December 31, 2007.

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

Alliance Bankshares Corporation
Consolidated Financial Statements
For the Years Ended December 31, 2007, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Alliance Bankshares Corporation
Chantilly, Virginia

We have audited the accompanying consolidated balance sheets of Alliance Bankshares Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited Alliance Bankshares Corporation and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control— Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alliance Bankshares Corporation and subsidiaries' management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alliance Bankshares Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31,

2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Alliance Bankshares Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As noted in Note 2 to the consolidated financial statements, the Corporation changed its method of accounting for certain financial assets and liabilities to adopt Statements of Financial Accounting Standards No. 157, "Fair Value Measurements" and No. 159, "Fair Value Option for Financial Assets and Financial Liabilities," effective January 1, 2007.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 28, 2008

Alliance Bankshares Corporation
Consolidated Balance Sheets
December 31, 2007 and 2006

	2007	2006
	(Dollars in thousands)	
ASSETS		
Cash and due from banks	$ 10,121	$ 21,918
Federal funds sold	1,256	11,727
Trading securities, at fair value	84,950	—
Investment securities available-for-sale, at fair value	26,128	200,719
Investment securities held-to-maturity, at amortized cost	—	100
Loans held for sale	1,925	18,534
Loans, net of allowance for loan losses of $6,411 and $4,377	391,813	374,299
Premises and equipment, net	2,106	2,394
Other real estate owned	4,277	—
Goodwill and intangibles	6,338	5,389
Accrued interest and other assets	12,348	9,291
TOTAL ASSETS	$541,262	$644,371
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Non-interest bearing deposits	$ 66,152	$158,728
Savings and NOW deposits	42,603	50,645
Money market deposits	34,045	19,389
Time deposits ($110,665 at fair value)	222,464	242,571
Total deposits	365,264	471,333
Repurchase agreements, federal funds purchased and other borrowings	38,203	53,197
Federal Home Loan Bank advances, at fair value	76,615	50,000
Trust Preferred Capital Notes	10,310	10,310
Other liabilities	5,137	4,894
Commitments and contingent liabilities	—	—
Total liabilities	495,529	589,734
STOCKHOLDERS' EQUITY:		
Common stock, $4 par value; 15,000,000 shares authorized; 5,106,819 and 5,551,477 shares issued and outstanding at December 31, 2007 and 2006	20,427	22,206
Capital surplus	25,082	29,126
Retained Earnings	400	5,987
Accumulated other comprehensive (loss), net	(176)	(2,682)
Total stockholders' equity	45,733	54,637
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$541,262	$644,371

The accompanying notes are an integral part of these consolidated financial statements.

Alliance Bankshares Corporation
Consolidated Statements of Operations
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(Dollars in thousands, except per share amounts)		
INTEREST INCOME:			
Loans	$30,736	$29,458	$18,149
Investment securities	1,326	9,614	9,567
Trading securities	6,101	—	—
Federal funds sold	189	503	1,213
Total interest income	38,352	39,575	28,929
INTEREST EXPENSE:			
Savings and NOW deposits	749	684	541
Time deposits	10,398	9,049	5,913
Money market deposits	1,160	688	554
Repurchase agreements, federal funds purchased and other borrowings	5,394	6,510	2,811
FHLB advances	3,179	1,591	682
Total interest expense	20,880	18,522	10,501
Net interest income	17,472	21,053	18,428
Provision for loan losses	5,824	1,020	1,142
Net interest income after provision for loan losses	11,648	20,033	17,286
OTHER INCOME:			
Deposit account service charges	275	240	171
Gain on sale of loans	1,059	4,110	2,997
Insurance commissions	3,294	1,618	103
Net gain (loss) on sale of available-for-sale securities	50	(140)	(21)
Trading activity and fair value adjustments	(2,672)	—	—
Other operating income	199	199	264
Total other income	2,205	6,027	3,514
OTHER EXPENSES:			
Salaries and employee benefits	8,870	10,248	7,911
Occupancy expense	2,059	1,950	1,302
Equipment expense	1,013	1,289	937
Operating expenses	6,418	5,935	4,898
Total other expenses	18,360	19,422	15,048
INCOME (LOSS) BEFORE INCOME TAXES	(4,507)	6,638	5,752
Income tax expense (benefit)	(1,663)	2,159	1,694
NET INCOME (LOSS)	$(2,844)	$ 4,479	$ 4,058
Net income (loss) per common share, basic	$ (0.53)	$ 0.81	$ 0.74
Net income (loss) per common share, diluted	$ (0.53)	$ 0.76	$ 0.69

The accompanying notes are an integral part of these consolidated financial statements.

Alliance Bankshares Corporation
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2007, 2006 and 2005

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive (Loss)	Comprehensive Income	Total Stock-holders' Equity
	(Dollars in thousands)					
BALANCE, DECEMBER 31, 2004	$19,173	$19,855	$ 9,160	$(1,566)		$46,622
Comprehensive income:						
Net income	—	—	4,058	—	$ 4,058	4,058
Other comprehensive (loss), net of tax: unrealized holding losses on securities available-for-sale, net of tax of $(1,160)	—	—	—	—	(2,254)	—
Add: reclassification adjustment, net income taxes of $7	—	—	—	—	14	—
Other comprehensive (loss), net of tax	—	—	—	(2,240)	$(2,240)	(2,240)
Total comprehensive income	—	—	—	—	$ 1,818	—
Exercise of stock options	71	100	—	—		171
BALANCE, DECEMBER 31, 2005	$19,244	$19,955	$ 13,218	$(3,806)		$48,611
Comprehensive income:						
Net income	—	—	4,479	—	$ 4,479	4,479
Other comprehensive income, net of tax: unrealized holding gains on securities available-for-sale, net of tax of $531	—	—	—	—	1,032	—
Add: reclassification adjustment, net income taxes of $48	—	—	—	—	92	—
Other comprehensive income, net of tax	—	—	—	1,124	$ 1,124	1,124
Total comprehensive income	—	—	—	—	$ 5,603	—
Stock dividend in the form of a three-for-twenty stock split	2,888	8,822	(11,710)	—		—
Stock-based compensation expense	—	274	—	—		274
Exercise of stock options	74	75	—	—		149
BALANCE, DECEMBER 31, 2006	$22,206	$29,126	$ 5,987	$(2,682)		$54,637
Comprehensive (loss):						
Net loss	—	—	(2,844)	—	$(2,844)	(2,844)
Other comprehensive (loss), net of tax: unrealized holding (losses) on securities available-for-sale, net of tax of $(52)	—	—	—	—	(101)	—
Less: reclassification adjustment, net income taxes of $(17)	—	—	—	—	(33)	—
Other comprehensive (loss), net of tax	—	—	—	(134)	$ (134)	(134)
Total comprehensive (loss)	—	—	—	—	$(2,978)	—
Cumulative effect of adoption of SFAS No. 159, net of tax	—	—	(2,743)	2,640		—
Common stock repurchased	(2,220)	(4,473)	—	—		(6,693)
Stock-based compensation expense	—	282	—	—		282
Issuance of common stock	441	147	—	—		588
BALANCE, DECEMBER 31, 2007	$20,427	$25,082	$ 400	$ (176)		$45,733

The accompanying notes are an integral part of these consolidated financial statements.

Alliance Bankshares Corporation
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (2,844)	$ 4,479	$ 4,058
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation, amortization and accretion	1,438	1,027	1,864
Disposal of fixed assets	124	563	—
Provision for loan losses	5,824	1,020	1,142
Origination of loans held for sale	(56,263)	(199,559)	(174,345)
Proceeds from sale of loans held for sale	73,931	191,071	196,152
Gain on sale of loans	(1,059)	(4,110)	(2,997)
Stock-based compensation expense	282	274	—
Loss on sale of other assets	21	—	—
Net loss (gain) on sale of securities available-for-sale	(50)	140	21
Trading activity and fair value adjustments	2,672	—	—
Deferred tax (benefit)	(1,579)	(404)	(686)
Changes in assets and liabilities affecting operations:			
Accrued interest and other assets	(6,994)	(3,600)	(3,248)
Other liabilities	243	1,597	1,552
Net cash provided by (used in) operating activities	15,746	(7,502)	23,513
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net change in federal funds sold	10,471	25,795	(36,383)
Proceeds from maturity of securities held-to-maturity	100	—	—
Purchase of securities available-for-sale	(4,916)	(17,886)	(99,334)
Proceeds from sale of securities available-for-sale	9,888	22,842	37,358
Proceeds from calls and maturities of securities available-for-sale	—	—	2,000
Paydowns on securities available-for-sale	—	24,366	36,767
Net change in trading securities	84,239	—	—
Net change in FHLB stock	(1,062)	(264)	(920)
Net increase in loan portfolio	(23,338)	(74,513)	(95,044)
Proceeds from sale of other assets	338	—	—
Purchase of premises and equipment	(656)	(1,556)	(595)
Net cash provided by (used in) investing activities	75,064	(21,216)	(156,151)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in cash realized from (expended on):			
Non-interest bearing deposits	(92,576)	(27,149)	57,590
Savings and NOW deposits	(8,042)	(1,590)	15,201
Money market deposits	14,656	(5,033)	(3,401)
Time deposits	(20,546)	43,927	36,097
Repurchase agreements, federal funds purchased and other borrowings	(14,994)	(4,892)	12,737
FHLB advances	25,000	20,000	10,000
Proceeds from common stock issuance	588	149	171
Common stock repurchased	(6,693)	—	—
Net cash provided by (used in) financing activities	(102,607)	25,412	128,395
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,797)	(3,306)	(4,243)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	21,918	25,224	29,467
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 10,121	$ 21,918	$ 25,224

The accompanying notes are an integral part of these consolidated financial statements.

Alliance Bankshares Corporation
Notes To Consolidated Financial Statements
(Dollars in Thousands, except per share data)

1. NATURE OF BUSINESS

Alliance Bankshares Corporation (Bankshares) is a bank holding company that conducts substantially all its operations through its subsidiaries. Alliance Bank Corporation (the Bank) is state-chartered and a member of the Federal Reserve System. The Bank places special emphasis on serving the needs of individuals, small and medium size businesses and professional concerns in the greater Washington D.C. Metropolitan region, primarily in the Northern Virginia submarket and a smaller division in the Fredericksburg area.

In March 2001, the Bank formed Alliance Home Funding, LLC (AHF). AHF is a wholly-owned mortgage banking subsidiary of the Bank and originated residential mortgages for subsequent sale. AHF did not maintain the servicing rights on mortgages sold. On December 27, 2006, Bankshares announced it would restructure its mortgage banking operations conducted by AHF and create a division within the Bank. As a result, Alliance Bank Mortgage Division (ABMD) was created. ABMD is a small, self contained unit servicing bank clients and some additional third party business.

On June 26, 2003, Alliance Virginia Capital Trust I (Trust), a Delaware statutory trust and a subsidiary of Alliance Bankshares Corporation, was formed for the purpose of issuing Bankshares' trust preferred debt.

On November 15, 2005, the Bank formed Alliance Insurance Agency (AIA) through the acquisition of Danaher Insurance Agency. AIA is a wholly-owned insurance subsidiary of the Bank and sells a wide array of insurance and financial products.

On December 14, 2006, AIA acquired certain assets and liabilities of Battlefield Insurance Agency, Inc. and Northern Virginia Insurance Agency, Inc. The operation is managed under the trade name Alliance/Battlefield Insurance Agency, LLC (Battlefield). Battlefield is a wholly-owned insurance subsidiary of AIA and sells a wide array of insurance and financial products.

On April 5, 2007, AIA acquired certain assets and liabilities of the Thomas Agency, Inc. The operation is managed under the trade name Fredericksburg Insurance Group (FIG). FIG is an insurance division of AIA and sells a wide array of insurance and financial products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation — The consolidated financial statements include the accounts of Alliance Bankshares Corporation, Alliance Virginia Capital Trust I, Alliance Bank Corporation, Alliance Home Funding, LLC, Alliance Bank Mortgage Division, Alliance Insurance Agency, and Alliance/Battlefield Insurance Agency, LLC. In consolidation all significant inter-company accounts and transactions have been eliminated. FASB Interpretation No. 46 R requires that Bankshares no longer consolidate Trust. The subordinated debt of the trust is reflected as a liability of Bankshares.

Business — The Bank is a state-chartered commercial bank. We have two main business lines, commercial banking and insurance, and a small business line of mortgage banking. We provide services and products to clients located in the greater Washington, D.C. Metropolitan region, primarily in the Northern Virginia area, and a smaller division in the Fredericksburg area. Our insurance companies offer a variety of comprehensive insurance and financial services to diverse clients locally and nationally.

Use of estimates — In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, goodwill, fair value of financial assets and liabilities and deferred income taxes.

Cash and cash equivalents — For the purposes of the consolidated Statements of Cash Flows, Bankshares has defined cash and cash equivalents as those amounts included in the balance sheet caption "Cash and due from banks."

Trading Activities — Bankshares engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded in the trading securities account at fair value with changes in fair value recorded in earnings. Interest and dividends are included in net interest income at December 31, 2006, Bankshares held no trading securities.

Securities — Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of Bankshares to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Fair value accounting — Bankshares elected to adopt the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157) and Statement of Financial Accounting Standards No. 159, *Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159) effective January 1, 2007.

Upon adoption of SFAS 159, we were also required to adopt SFAS 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. Additionally, SFAS 157 amended SFAS 107, *Disclosure about Fair Value of Financial Instruments* (SFAS 107), and, as such, we follow SFAS 157 in determination of SFAS 107, fair value disclosure amounts.

Fair Value Hierarchy

Under SFAS 157, we group our assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Historically, Bankshares has maintained an investment portfolio and a series of wholesale liabilities. The combined activities were used for balance sheet management, risk management and earnings. We believe that adopting the provisions of these accounting standards and electing the fair value option (FVO) for certain financial assets and liabilities provides a more realistic view of our balance sheet.

Loans Held For Sale — Loans originated by ABMD are designated as held for sale at the time of their origination. These loans are generally pre-sold with servicing released and ABMD does not retain any interest or obligation after the loans are sold. These loans consist primarily of fixed-rate, single-family residential mortgage loans which meet the underwriting characteristics of certain government-sponsored enterprises (conforming loans). In addition, ABMD requires a firm purchase commitment from a permanent investor before a loan can be committed, thus limiting interest rate risk. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate. Gains on sale of loans are recognized as loans are shipped to the investor. In the years ending December 31, 2006 and 2005, these processes were conducted by AHF.

Rate Lock Commitments — ABMD enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. As of December 31, 2007, 2006 and 2005 the impact was not material.

Loans — The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout the Washington, D.C. metropolitan area and the Fredericksburg, Virginia area. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions of the lending area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method over the life of the loan or currently upon the sale or repayment of a loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off after 90 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses — The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. Loan losses are charged against the allowance when management believes the inability to collect the loan has been confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance is evaluated on a regular basis, not less than quarterly, by management. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revisions as more information becomes available.

The allowance is based on two basic principles of accounting: (1) SFAS No. 5, *Accounting for Contingencies* (SFAS No. 5), which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, *Accounting by Creditors for Impairment of a Loan* (SFAS No. 114), which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. Thus, the allowance for loan losses has two basic components: the specific allowance for impaired credits and the general allowance based on relevant risk factors. Each of these components is determined based upon estimates that can and do change when the actual events occur.

The specific allowance is used to individually allocate an allowance for loans identified for impairment testing. Impairment testing includes consideration of the borrower's overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral. A loan is considered impaired when, based on these factors, management concludes that it is probable that the bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays or which require minor adjustments to the contractual agreement are generally not classified as impaired.

These factors are combined to estimate the probability and severity of inherent losses. When impairment is identified, a specific reserve is established based on Bankshares' calculation of the loss embedded in the individual loan in accordance with SFAS No. 114. Large groups of smaller balance and homogeneous loans are collectively evaluated for impairment. Accordingly, Bankshares does not separately identify individual consumer and residential loans for impairment testing unless loans become 60 days or more past due.

The general allowance is determined by aggregating un-criticized loans (non-classified loans and loans identified for impairment testing for which no impairment was identified) by loan type based on common purpose, collateral, repayment source or other credit characteristics. We then apply allowance factors which in the judgment of management for each loan type. In determining those factors, we consider the following: (1) delinquencies and overall risk ratings, (2) loss history, (3) trends in volume and terms of loans, (4) effects of changes in lending policy, (5) the experience and depth of the borrowers' management, (6) national and local economic trends, (7) concentrations of credit by individual credit size and by class of loans, (8) quality of loan review system and (9) the effect of external factors (e.g., competition and regulatory requirements). This is the largest component of the overall allowance.

Premises and equipment — Furniture and equipment are stated at cost less accumulated depreciation and amortization and are depreciated over their estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Depreciation and amortization are recorded on the straight-line method.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate.

Foreclosed assets — Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Goodwill and intangible assets — Goodwill and identified intangible assets with indefinite useful lives are not subject to amortization. Rather these assets are subject to impairment testing on an annual basis, or more often if events or circumstances indicate there may be impairment. This test involves assigning tangible assets and liabilities, identified intangible assets and goodwill to reporting units and comparing the fair value of each reporting unit to its carrying amount. If the fair value is less than the carrying amount, a further test is required to measure the amount of the impairment. Bankshares determined that lines of business that are one level below the operating segments are its reporting units.

Identified intangible assets that have a finite useful life are amortized over that life in a manner that approximates the estimated decline in the economic value of the identified intangible asset. Identified intangible assets that have a finite useful life are periodically reviewed to determine whether there have been any events or circumstances to indicate the recorded amount is not recoverable from projected undiscounted net operating cash flows. If the projected undiscounted net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is reduced.

Unamortized intangible assets associated with disposed assets are included in the determination of gain or loss on sale of the disposed assets and for businesses sold, a portion of the goodwill, based on the relative fair value of the business sold as compared with the fair valued of the applicable reporting unit, is included in the determination of gain or loss.

Bankshares impairment evaluations for the year ended December 31, 2007, indicated that none of the goodwill or identified intangible assets with an indefinite useful life are impaired.

Income taxes — Bankshares uses the liability (or balance sheet) approach in financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of operations.

Repurchase agreements — The Bank routinely enters into repurchase agreements with customers. As part of the repurchase agreements, the Bank uses marketable investment securities from its investment portfolio as collateral for the customer agreements. The repurchase agreements bear interest at a market rate.

Stock-based compensation — In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123R, *Share-Based Payment* (SFAS No. 123R). SFAS No. 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, such as stock options and nonvested shares based on the fair value of those awards at the date of grant and eliminates the choice to account for employee stock options under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25). Bankshares adopted SFAS No. 123R effective January 1, 2006 using the modified prospective method and as such, results for prior periods have not been restated. Compensation cost has been measured using the fair value of an award on the grant date and is recognized over the service period, which is usually the vesting period.

Included within salaries and employee benefits expense for the year ended December 31, 2007 is $282 thousand of stock-based compensation, compared to the year ended December 31, 2006 which had $274 thousand of stock-based compensation. As of December 31, 2007 and December 31, 2006 there was $651 thousand and $741 thousand, respectively, of total unrecognized compensation expense, related to stock options, which will be recognized over the remaining requisite service period.

Stock dividend — On May 25, 2006 the Board of Directors of Bankshares declared a three-for-twenty stock split in the form of a 15% stock dividend. Each shareholder received three additional shares for every twenty shares of stock held on the record date. The stock dividend was paid on June 30, 2006 to shareholders of record at the close of business on June 9, 2006. In total, 721,927 additional shares were issued pursuant to the stock dividend. All share amounts and dollar amounts per share have been adjusted to reflect the three-for-twenty stock split.

Earnings (loss) per share — Basic earnings (loss) per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by Bankshares relate solely to outstanding stock options, and are determined using the treasury method.

Off-balance-sheet instruments — In the ordinary course of business, Bankshares, through its banking subsidiary, has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, standby letters of credit and rate lock commitments. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Advertising and marketing expense — Advertising and marketing costs are expensed as incurred. Advertising and marketing costs for the years ended December 31, 2007, 2006 and 2005 were $284 thousand, $372 thousand and $379 thousand, respectively.

Reclassifications — Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Accounting Pronouncements — In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), *Business Combinations* (SFAS No. 141(R)). The Standard will significantly change the financial accounting and reporting of business combination transactions. SFAS No. 141(R) establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for acquisition dates on or after the beginning of an entity's first year that begins after December 15, 2008. Bankshares does not expect the implementation of SFAS No. 141(R) to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51* (SFAS No. 160). The Standard will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS No. 160 is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008, with early adoption prohibited. Bankshares does not expect the implementation of SFAS No. 160 to have a material impact on its consolidated financial statements.

In September 2006, the Emerging Issues Task Force (EITF) issued *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements* (EITF 06-4). This consensus concludes that for a split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with SFAS No. 106 (if, in substance, a postretirement benefit plan exists) or APB Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007, with early application permitted. Bankshares does not expect the implementation of EITF 06-4 to have a material impact on its consolidated financial statements.

In November 2006, the EITF issued *Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements* (EITF 06-10). In this Issue, a consensus was reached that an employer should recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either SFAS No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. A consensus also was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. The consensuses are effective for fiscal years beginning after December 15, 2007, including interim periods within those fiscal years, with early application permitted. Bankshares does not expect the implementation of EITF 06-10 to have a material impact on its consolidated financial statements.

In November 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, *Written Loan Commitments Recorded at Fair Value Through Earnings* (SAB No. 109). SAB No. 109 expresses the current view of the staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply the views in Question 1 of SAB No. 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. Bankshares does not expect the implementation of SAB No. 109 to have a material impact on its consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110, *Use of a Simplified Method in Developing Expected Term of Share Options* (SAB No. 110). SAB No. 110 expresses the current view of the staff that it will accept a company's election to use the simplified method discussed in SAB No. 107 for estimating the expected term of "plain vanilla" share options regardless of whether the company has sufficient information to make more refined estimates. The staff noted that it understands that detailed information about employee exercise patterns may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. Bankshares does not expect the implementation of SAB No. 110 to have a material impact on its consolidated financial statements.

3. FAIR VALUE ASSETS AND LIABILITIES (FVO)

As a result of electing to record trading securities, brokered certificates of deposit and long-term Federal Home Loan Bank of Atlanta (FHLB) advances at fair value pursuant to the provisions of SFAS No. 159 as of January 1, 2007, Bankshares recorded the following adjustment to opening retained earnings:

	As of January 1, 2007 Prior to Adoption of FVO	Net Decrease to Retained Earnings Upon Adoption	As of January 1, 2007 After Adoption of FVO
Trading securities	$174,682	$(4,135)	$170,547
Interest-bearing deposits (brokered certificates of deposit)	112,559	(165)	112,394
FHLB advances	50,000	214	50,214
Pre-tax cumulative effect of adopting fair value option		(4,086)	
Increase in deferred tax asset		1,343	
Cumulative effect of adopting fair value option		$(2,743)	

The following table outlines the fair value position of assets and liabilities accounted for under SFAS No. 159 as of December 31, 2007:

	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total Changes in Fair Value Included in 2007 Results
Trading securities	$ 84,950	$—	$ 84,950	$—	$ (510)
Interest-bearing deposits (brokered certificates of deposit)	110,226	—	110,226	—	(332)
FHLB advances	76,615	—	76,615	—	(1,830)
					$(2,672)

For the assets and liabilities selected for fair value accounting, management obtained pricing on each instrument from independent third parties who relied upon pricing models using widely available and industry standard yield curves.

Interest income and expense is accounted for using the level yield method on the accrual basis of accounting. Changes in fair values associated with fluctuations in market values reported above are reported as "Trading activity and fair value adjustments" on the Consolidated Statements of Operations.

4. TRADING SECURITIES

Bankshares adopted the provisions of SFAS No. 159 effective January 1, 2007. The following table reflects our trading securities and effective yield on the instruments as of December 31, 2007.

	Fair Value	Yield
Trading securities:		
U.S. government corporations and agencies	$64,281	5.79%
PCMOs	20,669	5.33%
Total trading securities	$84,950	5.68%

At December 31, 2007, trading securities with a carrying value of $81.9 million were pledged to secure repurchase agreements, Federal Home Loan Bank advances, public deposits and for other purposes required or permitted by law. Proceeds from sales and calls of trading securities were $140.1 million for the year ended December 31, 2007.

5. INVESTMENT SECURITIES, AVAILABLE-FOR-SALE AND HELD-TO-MATURITY

The amortized cost, unrealized holding gains and losses, and the fair value of securities at December 31, 2007 are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:				
Municipal securities	$20,604	$44	$(310)	$20,338
Restricted stocks:				
Community Bankers Bank	55	—	—	55
Federal Reserve Bank	1,201	—	—	1,201
Federal Home Loan Bank	4,534	—	—	4,534
Total	$26,394	$44	$(310)	$26,128

There were no held-to-maturity investments as of December 31, 2007.

The amortized cost, unrealized holding gains and losses, and the fair value of securities at December 31, 2006 are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:				
U.S. government corporations and agencies	$ 60,282	$ —	$(1,883)	$ 58,399
U.S. government agency CMOs & PCMOs	90,100	7	(1,518)	88,589
U.S. government agency MBS	24,300	—	(606)	23,694
Municipal securities	25,373	140	(204)	25,309
Restricted stocks:				
Community Bankers Bank	55	—	—	55
Federal Reserve Bank	1,201	—	—	1,201
Federal Home Loan Bank	3,472	—	—	3,472
Total	$204,783	$147	$(4,211)	$200,719
Held-to-maturity securities:				
Certificate of deposit	$ 100	$ —	$ —	$ 100
Total	$ 100	$ —	$ —	$ 100

The available-for-sale amortized cost and fair value of securities as of December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issues may have the right to call or prepay obligations without any penalties. Management expects these securities to prepay or be called prior to their contractual maturity.

	Available-for-Sale Securities	
	Amortized Cost	Fair Value
Due after one year through five years	$ —	$ —
Due after five years through ten years	3,635	3,592
Due after ten years	16,969	16,746
Restricted securities	5,790	5,790
Total	$26,394	$26,128

Proceeds from sales and calls of securities available for sale were $9.9 million, $22.8 million and $39.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. Gross gains of $88 thousand, $16 thousand and $106 thousand and gross losses of $38 thousand, $156 thousand and $127 thousand were realized on these sales during 2007, 2006 and 2005, respectively. The tax provision (benefit) applicable to the net realized gain (loss) amounted to $17 thousand, ($48) thousand and ($7) thousand, respectively.

At December 31, 2007 and 2006, available-for-sale securities with a carrying value of $19.8 million and $186.4 million, respectively, were pledged to secure repurchase agreements, Federal Home Loan Bank advances, public deposits and for other purposes required or permitted by law.

The following table is a presentation of the aggregate amount of unrealized loss in investment securities as of December 31, 2007 and 2006. The aggregate is determined by summation of all the related securities that have a continuous loss at year end, and the length of time that the loss has been unrealized is shown by terms of "less than 12 months" and "12 months or more." The fair value is the approximate market value as of year end.

	2007					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Municipal securities	$11,244	$(262)	$4,227	$(48)	$15,471	$(310)
Total temporarily impaired investment securities	$11,244	$(262)	$4,227	$(48)	$15,471	$(310)

There are a total of 35 municipal investment securities that have an unrealized loss as of December 31, 2007. The investment securities are obligations of entities that are excellent credit risks. The impairment noted in the table above is the result of market conditions and does not reflect on the ability of the issuers to repay the obligations. Bankshares has the intent and ability to hold these securities until maturity or for a period of time sufficient to allow for any anticipated recovery.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Bankshares to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

	2006					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government corporations and agencies	$ —	$ —	$ 58,399	$(1,883)	$ 58,399	$(1,883)
U.S. government agency CMOs and PCMOs	1,579	(2)	84,490	(1,516)	86,069	(1,518)
U.S. government agency MBS	—	—	23,694	(606)	23,694	(606)
Municipal securities	3,210	(35)	7,261	(169)	10,471	(204)
Total temporarily impaired investment securities	$4,789	$(37)	$173,844	$(4,174)	$178,633	$(4,211)

6. LOANS

Loans are summarized as follows at December 31:

	2007	2006
Real estate:		
Residential real estate	$ 78,462	$ 96,490
Commercial real estate	151,017	125,972
Construction	114,305	99,636
Total real estate	343,784	322,098
Commercial	50,736	52,280
Consumer	3,704	4,409
Gross loans	398,224	378,787
Less: unearned discounts and fees	—	(111)
Less: allowance for loan losses	(6,411)	(4,377)
Net loans	$391,813	$374,299

As of December 31, 2007 and 2006, there were $195 thousand and $893 thousand respectively in checking account overdrafts that were reclassified on the balance sheet as loans.

7. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are summarized as follows for the year ended December 31:

	2007	2006	2005
Balance, beginning of year	$ 4,377	$3,422	$2,300
Provision for loan losses	5,824	1,020	1,142
Loans charged off	(3,847)	(71)	(25)
Recoveries of loans charged off	57	6	5
Net charge-offs	(3,790)	(65)	(20)
Balance, end of year	$ 6,411	$4,377	$3,422

Impaired loans and non-accrual loans are summarized as follows for the year ended December 31:

	2007	2006	2005
Impaired loans without a valuation allowance	$ 1,310	$183	$ —
Impaired loans with a valuation allowance	18,700	636	1,830
Total impaired loans	$20,010	$819	$1,830
Valuation allowance related to impaired loans	$ 2,163	$126	$ 115
Average investment in impaired loans	$17,752	$632	$1,537
Interest income recognized on impaired loans	$ 1,296	$ 35	$ 82
Interest income recognized on a cash basis on impaired loans	$ 1,296	$ 35	$ 82

There were no non-accrual loans excluded from impaired loan disclosures as of December 31, 2007, 2006 and 2005.

8. INTANGIBLE ASSETS AND GOODWILL

On November 15, 2005, Alliance Bank Corporation acquired all of the stock of Danaher Insurance Agency, Inc, a Virginia based insurance agency. Upon consummation of the transaction, the agency was renamed, Alliance Insurance Agency, Inc. The Bank paid $2,975,000 in cash (including escrows) for the stock in the agency. We engaged a nationally recognized third party to evaluate the goodwill and intangible assets created from the transaction. Approximately, $1.6 million of the purchase price was deemed to be an intangible asset and amortized over ten years following the accounting prescribed in SFAS No. 142. The value of goodwill and transaction costs was $1.5 million as of December 31, 2007 and 2006.

On December 14, 2006, Alliance Insurance Agency acquired certain assets and liabilities of Battlefield Insurance Agency, Inc and Northern Virginia Insurance Agency, Inc. both Virginia based insurance agencies. AIA paid a total of $2,385,000, of which $1,500,000 was in cash with contract payments of $295,000 due each of the next three years amounting to $885,000. We engaged a nationally recognized third party to evaluate the goodwill and intangible assets created from the transaction. Approximately, $1.0 million of the purchase price was deemed to be an intangible asset and amortized over ten years following the accounting prescribed in SFAS No. 142. The value of goodwill and transaction costs was $1.4 million as of December 31, 2007 and 2006.

On April 5, 2007, Alliance Insurance Agency acquired certain assets and liabilities of the Thomas Agency, Inc., a Virginia based insurance agency. AIA paid a total of $1,050,000, of which $875,000 was in cash and $175,000 was in restricted common stock of Bankshares. In addition, Earnout Payment Amounts up to $350,000 for the insurance operation's performance in calendar years 2007, 2008 and 2009 may be paid out if performance objectives are achieved. The value of goodwill, intangible and transaction costs was $1.05 million as of December 31, 2007.

For the year ended December 31, 2007, amortization expense for all insurance agencies was $318 thousand, compared to $166 thousand for December 31, 2006. Amortization of customer intangibles for both insurance agencies will be $336 thousand annually for 2008 through 2012.

9. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at December 31:

	2007	2006
Leasehold improvements	$ 1,405	$ 1,303
Furniture, fixtures and equipment	4,846	4,416
	6,251	5,719
Less: accumulated depreciation and amortization	(4,145)	(3,325)
Premises and equipment, net	$ 2,106	$ 2,394

Depreciation and amortization charged to operations in 2007, 2006 and 2005 totaled $851 thousand, $851 thousand, and $847 thousand, respectively.

10. FEDERAL HOME LOAN BANK ADVANCES

As of December 31, 2007, we have a credit line of $170.4 million with the Federal Home Loan Bank of Atlanta. In order to borrow under the arrangement we secure the borrowings with investment securities and loans. As of December 31, 2007, we pledged available-for-sale investment securities and trading securities with a par value of $56.0 million and loans with a value of $199.5 million to facilitate current and future transactions.

The contractual maturities of the current long-term Federal Home Loan Bank of Atlanta advances are as follows:

Type of Advance	December 31, 2007 Interest Rate	Advance Term	Maturity Date	Par Value	Fair Value
Adjustable Rate Credit	3.73%	5 years	2008	$10,000	$ 9,972
Convertible*	4.71%	3 years	2010	25,000	25,518
Convertible*	4.21%	5 years	2011	15,000	15,339
Convertible*	4.28%	15 years	2021	25,000	25,786
Total FHLB advances				$75,000	$76,615

Type of Advance	December 31, 2006 Interest Rate	Advance Term	Maturity Date	Par Value
Adjustable Rate Credit	3.94%	5 years	2008	$10,000
Convertible*	4.21%	5 years	2011	15,000
Convertible*	4.62%	15 years	2021	25,000
Total FHLB advances				$50,000

* *Certain conversion options exist that may cause the advance to mature or convert prior to final maturity.*

The weighted average interest rate was 4.33% and 4.26% as of December 31, 2007 and 2006, respectively.

11. TRUST PREFERRED CAPITAL SECURITIES OF SUBSIDIARY TRUST

On June 30, 2003, Bankshares' wholly-owned Delaware statutory business trust privately issued $10 million face amount of the trust's floating rate trust preferred capital securities ("Trust Preferred Securities") in a pooled trust preferred capital securities offering. The trust issued $310 thousand in common equity to Bankshares. Simultaneously, the trust used the proceeds of that sale to purchase $10.3 million principal amount of Bankshares' floating rate junior subordinated debentures due 2033 ("Subordinated Debentures"). Both the Trust Preferred Securities and the Subordinated Debentures are callable at any time after five years from the issue date. The Subordinated Debentures are an unsecured obligation of Bankshares and are junior in right of payment to all present and future senior indebtedness of Bankshares. The Trust Preferred Securities are guaranteed by Bankshares on a subordinated basis. The Trust Preferred Securities are presented in the consolidated statements of condition of Bankshares under the caption "Trust Preferred Capital Notes." Bankshares records distributions payable on the Trust Preferred Securities as an interest expense in its consolidated statements of operations. The cost of issuance of the Trust Preferred Securities was approximately $300 thousand. This cost is being amortized over a five year period from the issue date. The interest rate associated with the Trust Preferred Securities is 3 month LIBOR plus 3.15% subject to quarterly interest rate adjustments. The interest rate as of December 31, 2007 was 8.14% compared to 8.51% as of December 31, 2006.

A portion of Trust Preferred Securities may be included in the regulatory computation of capital adequacy as Tier I capital. Under the current guidelines, Tier I capital may include up to 25% of stockholders' equity excluding accumulated other comprehensive income (loss) in the form of Trust Preferred Securities. At December 31, 2007 and 2006, the entire amount was considered Tier I capital.

12. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	2007	2006	2005
Current	$ (84)	$2,563	$2,380
Deferred tax (benefit)	(1,579)	(404)	(686)
Income tax expense (benefit)	$(1,663)	$2,159	$1,694

The reasons for the differences between the statutory federal income tax rate and the effective tax rate are summarized as follows:

	2007	2006	2005
Computed at the expected statutory rate	$(1,532)	$2,257	$1,949
Tax exempt income, net	(232)	(152)	(252)
Other	101	54	(3)
Income tax expense (benefit)	$(1,663)	$2,159	$1,694

The components of the net deferred tax assets and liabilities are as follows:

	2007	2006
Deferred tax assets:		
Bad debt expense	$2,180	$1,488
Deferred rent	41	58
Deferred loan fees, net	—	36
Depreciation and amortization	184	94
Other	319	47
Fair value adjustment	787	—
Unrealized loss on available-for-sales securities	90	1,381
	3,601	3,104
Deferred tax liabilities:		
Deferred loan costs, net	93	—
Other	177	61
	270	61
Net deferred tax assets	$3,331	$3,043

Bankshares files income tax returns in the U.S. federal jurisdiction and the state of Virginia. With few exceptions, Bankshares is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2004.

Bankshares adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007 with no impact on the financial statements.

13. OPERATING EXPENSES

The components of other operating expenses for the years ended December 31, were as follows:

	2007	2006	2005
Business development	$ 774	$ 814	$ 702
Office expense	961	1,372	1,062
Bank operations expense	1,216	1,063	977
Data processing	723	567	508
Professional fees	1,046	975	798
Intangible amortization	318	166	—
Other	1,380	978	851
Total	$6,418	$5,935	$4,898

14. RELATED PARTY TRANSACTIONS AND LETTERS OF CREDIT

Bankshares grants loans and letters of credit to its executive officers, directors and their affiliated entities. These loans are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons, and, in the opinion of management, do not involve more than normal risk or present other unfavorable features. The aggregate amount of such loans outstanding at December 31, 2007 and 2006 was approximately $440 thousand and $404 thousand, respectively. During 2007, new loans and line of credit advances to such related parties amounted to $115 thousand in the aggregate and payments amounted to $79 thousand in the aggregate.

Bankshares also maintains deposit accounts with some of its executive officers, directors and their affiliated entities. The aggregate amount of these deposit accounts at December 31, 2007 and 2006 amounted to $3.2 million and $3.0 million, respectively.

15. COMMITMENTS AND CONTINGENCIES

As members of the Federal Reserve System, Bankshares is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2007 and 2006, the aggregate amounts of daily average required balances were $5.2 million and $14.1 million, respectively.

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying financial statements. Bankshares does not anticipate losses as a result of these transactions. See Note 17 with respect to financial instruments with off-balance-sheet risk. Bankshares is obligated under several operating leases, with initial terms of three to ten years, for its office locations and branch sites.

Total rental expense for the occupancy leases for the years ended December 31, 2007, 2006 and 2005 was $1.7 million, $1.6 million, and $1.0 million, respectively. Bankshares also leases office equipment and vehicles pursuant to operating leases with various expiration dates. Total rental expense for office equipment and vehicles for the years ended December 31, 2007, 2006 and 2005 was $221 thousand, $219 thousand and $137 thousand, respectively.

Bankshares leases office space for seven of its branch locations, three of its mortgage lending locations, four of its insurance agency locations and corporate headquarters location. These non-cancelable agreements, which expire through April 2018, in some instances require payment of certain operating charges. At December 31, 2007, minimum annual rental commitments under these leases (in thousands) are as follows:

2008	$ 1,808
2009	1,706
2010	1,497
2011	1,501
2012	1,488
Thereafter	4,997
Total	$12,997

16. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Disclosures of Cash Flow Information (in thousands):

	2007	2006	2005
Interest paid during the year	$21,097	$16,613	$10,236
Income taxes paid during the year	$ 1,575	$ 3,275	$ 1,305
Supplemental Disclosures of Noncash Activities:			
Fair value adjustment for securities	$ 3,798	$ 1,703	$(3,393)
Transfer of loans to foreclosed assets	$ 4,999	$ —	$ —

17. DEPOSITS

The aggregate amount of time deposits in denominations of $100 thousand or more at December 31, 2007 and 2006 was $57.8 million and $109.9 million, respectively. Brokered deposits totaled $145.7 million and $122.6 million at December 31, 2007 and 2006, respectively.

At December 31, 2007, the scheduled maturities of time deposits (in thousands) are as follows:

2008	$153,266
2009	45,741
2010	13,766
2011	4,941
2012	4,750
Total	$222,464

Bankshares has made a special effort to obtain deposits from title and mortgage loan closing companies. These balances represent a substantial portion of our non-interest bearing deposits, which creates a real estate industry concentration.

Certificates of deposit with a face value of $110.2 million are carried at fair value of $110.7 million as of December 31, 2007.

18. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Bankshares, through its banking subsidiary, is party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Bankshares' exposure to credit loss is represented by the contractual amount of these commitments. Bankshares follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2007 and 2006, the following financial instruments were outstanding whose contract amounts represent credit risk (in thousands):

	2007	2006
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$67,607	$117,152
Standby letters of credit	4,003	3,849

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Bankshares evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Bankshares, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which Bankshares is committed.

Standby letters of credit are conditional commitments issued by Bankshares to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Bankshares generally holds collateral supporting those commitments if deemed necessary.

At December 31, 2007, Bankshares had rate lock commitments to originate mortgage loans totaling $544 thousand and loans held for sale of $1.9 million. It is management's intent to enter into corresponding commitments, on a best-efforts basis, to sell these loans to third-party investors.

From time to time Bankshares will enter into forward purchase agreements for investment securities. These purchases generally will settle within 90 days of the end of the reporting period. As of December 31, 2007, Bankshares had no forward purchase commitments.

Bankshares maintains cash accounts and Federal funds sold in other commercial banks. The amount on deposit with correspondent institutions, including Federal funds sold at December 31, 2007, exceeded the insurance limits of the Federal Deposit Insurance Corporation by $1.3 million.

19. SIGNIFICANT CONCENTRATIONS

Substantially all of Bankshares' loans, commitments and standby letters of credit have been granted to customers located in the greater Washington, D.C. Metropolitan region, primarily in the Northern Virginia area, with a smaller portion in the Fredericksburg area. Bankshares' overall business includes a significant focus on real estate activities, including real estate lending, title companies and real estate settlement businesses. Commercial real estate loans are 37.9% of the total gross loan portfolio as of December 31, 2007 and total real estate loans are 86.3% of the total gross loan portfolio as of December 31, 2007.

20. EMPLOYEE BENEFITS

Bankshares has a 401(k) defined contribution plan covering substantially all full-time employees and provides that an employee becomes eligible to participate immediately on employment provided they are age 21 or older. Under the plan, a participant may contribute up to 15% of his or her covered compensation for the year, subject to certain limitations. Bankshares currently matches 50% of employee contributions up to 6%. Matching contributions totaled $146 thousand, $164 thousand and $84 thousand, for the years ended December 31, 2007, 2006 and 2005, respectively. Bankshares may also make, but is not required to make, a discretionary contribution for each participant. The amount of contribution, if any, is determined on an annual basis by the Board of Directors. No discretionary contributions were made by Bankshares during the years ended December 31, 2007, 2006 and 2005.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

Under SFAS 157, we base our fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in SFAS 157.

Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon our own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of Bankshares.

On January 1, 2007 Bankshares adopted the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157) and Statement of Financial Accounting Standards No. 159, *Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159). The following balance sheet items were selected for fair value accounting: trading securities, FHLB advances and brokered certificates of deposit.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair values (SFAS No. 107 disclosures).

Cash, Short-Term Investments and Federal Funds Sold

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Trading Securities

Trading assets are recorded at fair value and consist of securities held for trading purposes. The valuation method for trading securities is the same as securities classified as available for sale (see below).

AFS Securities

For securities and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of restricted stock approximates fair value based on the redemption provisions of the issuers.

Loans Held for Sale

Fair value is based on selling price arranged by arms-length contracts with third parties.

Loans Receivable

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Deposit Liabilities

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, statement savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analysis based on Bankshares' current incremental borrowing rates for similar types of borrowing arrangements.

Federal Home Loan Bank Advances

The fair values of Bankshares' Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on Bankshares' current incremental borrowing rates for similar types of borrowing arrangements.

Trust Preferred Capital Notes

The fair value of Bankshares' Trust Preferred Capital Notes are estimated using discounted cash flow analyses based on Bankshares' current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2007 and 2006, the carrying amounts and fair values of loan commitments and standby letters of credit were immaterial.

The estimated fair values of Bankshares' financial instruments are as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 10,121	$ 10,121	$ 21,918	$ 21,918
Federal funds sold	1,256	1,256	11,727	11,727
Trading securities	84,950	84,950	—	—
AFS securities	26,128	26,128	200,819	200,819
Loans, net	391,813	392,422	374,299	377,584
Loans held for sale	1,925	1,925	18,534	18,534
Accrued interest receivable	3,983	3,983	4,132	4,132
Financial liabilities:				
Noninterest-bearing deposits	$ 66,152	$ 66,152	$158,728	$158,728
Interest-bearing deposits	188,447	179,494	312,605	300,497
Interest-bearing deposits, at fair value	110,665	110,665	—	—
Short-term borrowings	38,203	38,061	53,197	52,731
FHLB advances	76,615	76,615	50,000	50,000
Trust Preferred Capital Notes	10,310	10,310	10,310	10,310
Accrued interest payable	2,709	2,709	2,926	2,926

Bankshares assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of Bankshares' financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to Bankshares. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate Bankshares' overall interest rate risk.

22. REGULATORY MATTERS

Federal and state banking regulations place certain restrictions on cash dividends paid and loans or advances made by the Bank to Bankshares. The total amount of dividends which may be paid at any date is generally limited to a portion of retained earnings as defined. As of December 31, 2007, the aggregate amount of unrestricted funds, which could be transferred from the banking subsidiary to the Parent Company, without prior regulatory approval, totaled $7.9 million or 17.3% of consolidated net assets. As of December 31, 2007, 2006 and 2005, no cash dividends were declared.

As a member of the Federal Reserve Bank system, the Bank is required to subscribe to shares of $100 par value Federal Reserve Bank stock equal to 6% of the Bank's capital and surplus. The Bank is only required to pay for one-half of the subscription. The remaining amount is subject to call when deemed necessary by the Board of Governors of the Federal Reserve.

Bankshares (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Bankshares' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bankshares and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt correction action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require Bankshares and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007 and 2006, that Bankshares and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent calculation per established guidelines from the Federal Reserve categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. Bankshares' and the Bank's actual capital amounts and ratios as of December 31, 2007 and 2006 are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$54,817	12.9%	$33,923	8.0%	N/A	N/A
Alliance Bank Corporation	$53,915	12.7%	$33,864	8.0%	$42,330	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$49,571	11.7%	$16,962	4.0%	N/A	N/A
Alliance Bank Corporation	$48,669	11.5%	$16,932	4.0%	$25,398	6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	$49,571	9.0%	$21,978	4.0%	N/A	N/A
Alliance Bank Corporation	$48,669	8.9%	$21,947	4.0%	$27,434	5.0%
As of December 31, 2006:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$66,307	15.0%	$35,468	8.0%	N/A	N/A
Alliance Bank Corporation	$58,769	13.3%	$35,404	8.0%	$44,255	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$61,930	14.0%	$17,734	4.0%	N/A	N/A
Alliance Bank Corporation	$54,392	12.3%	$17,702	4.0%	$26,553	6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	$61,930	9.7%	$25,452	4.0%	N/A	N/A
Alliance Bank Corporation	$54,392	8.6%	$25,419	4.0%	$31,774	5.0%

23. STOCK OPTION PLAN

Effective June 30, 1999, as amended on May 28, 2003 and June 22, 2005, Bankshares established an incentive and non-qualified stock option plan called Alliance Bankshares Corporation 1999 Stock Option Plan (1999 Plan). The 1999 Plan is administered by the Board of Directors of Bankshares acting upon recommendations made by the Compensation Committee appointed by the Board. The 1999 Plan is currently authorized to grant a maximum of 1,143,675 shares to directors, key employees and consultants. All share amounts and dollar amounts per share have been adjusted to reflect the three-for-twenty stock split in the form of a 15% stock dividend distributed on June 30, 2006. The options are granted at the fair market value of Bankshares common stock at the date of grant. The term of the options shall not exceed ten years from the date of grant. The options vest on a schedule determined by the Compensation Committee based on financial performance criteria.

Effective June 13, 2007, Bankshares established a new incentive stock option plan called Alliance Bankshares Corporation 2007 Incentive Stock Plan (2007 Plan). The 2007 Plan is administered by the Compensation Committee appointed by the Board. The maximum number of shares authorized is 200,000 common shares. The 2007 Plan permits the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and stock awards to employees, non-employee directors and non-employee service providers. The options are granted at the fair market value of Bankshares common stock at the date of grant. The term of the options shall not exceed ten years from the date of grant. The options vest on a schedule determined by the Compensation Committee based on financial performance criteria.

The 1999 Plan and the 2007 Plan are summarized in the following tables.

The fair value of each grant is estimated at the grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

	December 31,		
	2007	2006	2005
Dividend yield	0.00%	0.00%	0.00%
Expected life	6.69 years	5.00 years	6.29 years
Expected volatility	21.92%	21.35%	23.03%
Risk-free interest rate	4.42%	4.99%	4.28%

The expected volatility is based on historical volatility. The risk-free interest rates for the periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life is based on historical exercise experience. The dividend yield assumption is based on Bankshares' history and expectation of dividend payouts.

A summary of the status of Bankshares stock option plan is presented below:

	2007			2006		2005	
	Number of Shares	Weighted Average Exercise Price	Average Intrinsic* Value	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1	858,281	$ 8.96		862,256	$ 6.17	756,226	$ 4.89
Granted	207,000	11.47		20,975	16.18	133,285	13.99
Forfeited	(36,223)	14.50		(6,450)	14.90	(6,900)	14.15
Exercised	(96,391)	4.18		(18,500)	8.05	(20,355)	6.78
Outstanding at December 31	932,667	$ 9.80	$2.41	858,281	$ 8.96	862,256	$ 6.17
Exercisable at end of year	650,958	$ 8.76	$2.41	683,285	$ 8.05	644,741	$ 7.78
Weighted-average fair value per option of options granted during the year	$ 3.99			$ 4.86		$ 4.75	

* *The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on changes in the market value of Bankshares' stock. The fair value (present value of the estimated future benefit to the option holder) of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.*

The status of the options outstanding at December 31, 2007 is as follows:

Options Outstanding			Options Exercisable	
Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
244,268	2 years	$ 3.87	244,268	$ 3.87
11,644	4 years	$ 4.25	11,644	$ 4.25
53,389	5 years	$ 4.71	53,389	$ 4.71
142,169	6 years	$ 9.51	142,169	$ 9.51
155,825	7 years	$15.99	155,595	$16.00
107,697	8 years	$13.93	41,992	$13.85
12,675	9 years	$16.29	1,901	$16.29
205,000	10 years	$11.43	—	$ —
932,667	6.5 years	$ 9.80	650,958	$ 8.76

All options granted, available, and exercisable under the Plan have been restated giving effect to the common stock dividends distributed by Bankshares.

24. EARNINGS (LOSS) PER SHARE

The following shows the weighted average number of shares used in computing earnings (loss) per share and the effect on weighted average number of shares of diluted potential common stock. All share amounts and dollar amounts per share have been adjusted to reflect the three-for-twenty stock split in the form of a 15% stock dividend distributed on June 30, 2006. Potential dilutive common stock had no effect on income available to common shareholders.

	2007		2006		2005	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings (loss) per share	5,356,187	$(0.53)	5,536,771	$0.81	5,518,743	$0.74
Effect of dilutive securities, stock options	—		385,704		348,042	
Diluted earnings (loss) per share	5,356,187	$(0.53)	5,922,475	$0.76	5,866,785	$0.69

Average shares of 459,240, 120,750 and 143,750 have been excluded from the earnings per share calculation for 2007, 2006 and 2005, respectively, because their effects were anti-dilutive.

25. COMMON STOCK REPURCHASED

In May 2007, the Board of Directors authorized a common stock buyback program to purchase up to 300,000 common shares as market conditions dictate over the twelve months ending May 14, 2008. On August 2, 2007 and on December 19, 2007, Bankshares announced the program was increased by 250,000 and 5,000 common shares, respectively, up to a maximum of 555,000 common shares. As of December 31, 2007, 555,000 common shares at an average price of $12.06 were repurchased. The following table shows the amounts of common stock repurchased by quarter:

Quarter	Shares	Average Price
First	—	$ —
Second	227,200	14.04
Third	298,500	10.79
Fourth	29,300	6.98
Total	555,000	$12.06

26. PARENT ONLY FINANCIAL INFORMATION

ALLIANCE BANKSHARES CORPORATION
(Parent Corporation Only)

Balance Sheets
December 31, 2007 and 2006

	2007	2006
Assets		
Cash	$ 569	$ 6,839
Investment in subsidiaries	54,831	57,099
Other assets	736	1,071
Total assets	$56,136	$65,009
Liabilities		
Trust preferred capital notes	$10,310	$10,310
Other liabilities	93	62
Total liabilities	$10,403	$10,372
Stockholders' Equity		
Common stock	$20,427	$22,206
Capital surplus	25,082	29,126
Retained earnings	400	5,987
Accumulated other comprehensive (loss), net	(176)	(2,682)
Total stockholders' equity	$45,733	$54,637
Total liabilities and stockholders' equity	$56,136	$65,009

ALLIANCE BANKSHARES CORPORATION
(Parent Corporation Only)

Statements of Operations
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Income			
Interest income	$ —	$ —	$ —
Expenses			
Interest expense	$ 929	$ 896	$ 717
Professional fees	195	138	89
Other expense	108	165	91
Total expense	$ 1,232	$ 1,199	$ 897
Loss before income tax (benefit) and undistributed income (loss) of subsidiaries	$(1,232)	$(1,199)	$ (897)
Income tax (benefit)	(419)	(407)	(305)
Loss before undistributed income of subsidiaries	$ (813)	$ (792)	$ (592)
Undistributed income (loss) of subsidiaries	(2,031)	5,271	4,650
Net income (loss)	$(2,844)	$ 4,479	$4,058

ALLIANCE BANKSHARES CORPORATION
(Parent Corporation Only)

Statements of Cash Flows
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Cash Flows from Operating Activities			
Net income (loss)	$(2,844)	$ 4,479	$ 4,058
Adjustments to reconcile net income (loss) to net cash (used in) operating activities:			
Undistributed (income) loss of subsidiaries	2,031	(5,271)	(4,650)
Increase in other assets	(132)	(213)	(91)
Increase in accrued expenses	780	404	60
Net cash (used in) operating activities	(165)	(601)	(623)
Cash Flows from Investing Activities			
Increase in investment in subsidiaries	—	—	(5,000)
Net cash (used in) investing activities	—	—	(5,000)
Cash Flows from Financing Activities			
Net proceeds from issuance of common stock	588	149	171
Common stock repurchased	(6,693)	—	—
Net cash provided by (used in) financing activities	(6,105)	149	171
Cash and Cash Equivalents			
Net (decrease) in Cash and Cash Equivalents	(6,270)	(452)	(5,452)
Beginning of Year	6,839	7,291	12,743
End of Year	$ 569	$ 6,839	$ 7,291

27. SEGMENT REPORTING

Bankshares has three reportable segments: traditional commercial banking, a mortgage banking business, and insurance agencies. Revenues from commercial banking operations consist primarily of interest earned on loans, investment securities, trading account assets and fees from deposit services. Mortgage banking operating revenues consist principally of interest earned on mortgage loans held for sale, gains on sales of loans in the secondary mortgage market and loan origination fee income. Insurance agency revenues consist of property and casualty commissions, contingency commissions and employee benefits commissions. For the year ended December 31, 2005, insurance agency commissions were $103 thousand. Therefore, the insurance agency income was not a reportable segment in 2005.

The commercial banking segment provides the mortgage banking segment with the short term funds needed to originate mortgage loans through a warehouse line of credit and charges the mortgage banking segment interest based on a premium over its cost to borrow funds. These transactions are eliminated in the consolidation process.

The following tables present segment information for the years ended December 31, 2007, 2006 and 2005:

	2007				
	Commercial Banking	Mortgage Banking	Insurance Agencies	Eliminations	Consolidated Totals
Revenues:					
Interest income	$ 38,330	$ 441	$ —	$ (419)	$ 38,352
Gain on sale of loans	—	1,059	—	—	1,059
Insurance commissions	—	—	3,294	—	3,294
Net loss on trading activities	(2,672)	—	—	—	(2,672)
Other	524	—	—	—	524
Total operating income	36,182	1,500	3,294	(419)	40,557
Expenses:					
Interest expense	20,880	419	—	(419)	20,880
Provision for loan loss	5,824	—	—	—	5,824
Salaries and employee benefits	6,489	737	1,644	—	8,870
Other	8,435	469	586	—	9,490
Total operating expenses	41,628	1,625	2,230	(419)	45,064
Income (loss) before income taxes	$ (5,446)	$ (125)	$1,064	$ —	$ (4,507)
Total assets	$541,198	$2,621	$1,957	$(4,514)	$541,262
Capital expenditures	$ 546	$ —	$ 110	$ —	$ 656

	2006				
	Commercial Banking	Mortgage Banking	Insurance Agencies	Eliminations	Consolidated Totals
Revenues:					
Interest income	$ 39,595	$ 660	$ —	$ (680)	$ 39,575
Gain on sale of loans	—	4,110	—	—	4,110
Insurance commissions	—	—	1,618	—	1,618
Other	293	6	—	—	299
Total operating income	39,888	4,776	1,618	(680)	45,602
Expenses:					
Interest expense	18,522	680	—	(680)	18,522
Provision for loan loss	1,020	—	—	—	1,020
Salaries and employee benefits	5,714	3,758	776	—	10,248
Other	7,199	1,691	284	—	9,174
Total operating expenses	32,455	6,129	1,060	(680)	38,964
Income (loss) before income taxes	$ 7,433	$ (1,353)	$ 558	$ —	$ 6,638
Total assets	$644,367	$22,280	$ 515	$(22,791)	$644,371
Capital expenditures	$ 1,284	$ 249	$ 23	$ —	$ 1,556

	2005				
	Commercial Banking	Mortgage Banking	Insurance Agencies	Eliminations	Consolidated Totals
Revenues:					
Interest income	$ 29,054	$ 694	$ —	$ (819)	$ 28,929
Gain on sale of loans	—	2,997	—	—	2,997
Other	507	10	—	—	517
Total operating income	29,561	3,701	—	(819)	32,443
Expenses:					
Interest expense	10,501	819	—	(819)	10,501
Provision for loan loss	1,142	—	—	—	1,142
Salaries and employee benefits	5,254	2,657	—	—	7,911
Other	5,844	1,293	—	—	7,137
Total operating expenses	22,741	4,769	—	(819)	26,691
Income (loss) before income taxes	$ 6,820	$(1,068)	$ —	$ —	$ 5,752
Total assets	$610,854	$ 9,021	$ —	$(8,390)	$611,485
Capital expenditures	$ 335	$ 260	$ —	$ —	$ 595

CONTROLS AND PROCEDURES

Disclosure controls and Procedures. Bankshares, under the supervision and with the participation of Bankshares' management, including Bankshares' Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of Bankshares' disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Bankshares' disclosure controls and procedures are effective to ensure that information required to be disclosed by Bankshares in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and regulations and that such information is accumulated and communicated to Bankshares' management, including Bankshares' Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that Bankshares' disclosure controls and procedures will detect or uncover every situation involving the failure of persons within Bankshares or its subsidiary to disclose material information otherwise required to be set forth in Bankshares' periodic reports.

Management's Report on Internal Control over Financial Reporting. Management of Bankshares is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Bankshares' internal control over financial reporting is designed to provide reasonable assurance to Bankshares' management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of Bankshares' internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Based on this assessment, management concluded that, as of December 31, 2007, Bankshares' internal control over financial reporting was effective based on those criteria.

Bankshares' internal control over financial reporting as of December 31, 2007 has been audited by Yount, Hyde & Barbour, P.C., the independent registered public accounting firm, that also audited Bankshares' consolidated financial statements included in this Annual Report on Form 10-K. Yount, Hyde & Barbour, P.C.'s attestation report on the effectiveness of Bankshares' internal control over financial reporting appears on page 32 hereof.

Changes in Internal Controls. During the course of the assessment discussed above, management identified certain aspects of Bankshares' internal control over financial reporting that it felt could be strengthened beyond what currently existed. As a result, Bankshares' implemented various changes to its internal control over financial reporting in the fourth quarter of 2007. In particular, Bankshares has enhanced controls related to the review of changes made to its deposit and loan accounts that are performed by employees in the general course of their duties. Bankshares enhanced its internal controls over the clerical aspects of the financial reporting processes. Bankshares believes these changes have improved the overall control environment over its internal control over financial reporting.

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CONTROLS AND PROCEDURES

Disclosure controls and Procedures. Bankshares, under the supervision and with the participation of Bankshares' management, including Bankshares' Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of Bankshares' disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Bankshares' disclosure controls and procedures are effective to ensure that information required to be disclosed by Bankshares in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and regulations and that such information is accumulated and communicated to Bankshares' management, including Bankshares' Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that Bankshares' disclosure controls and procedures will detect or uncover every situation involving the failure of persons within Bankshares or its subsidiary to disclose material information otherwise required to be set forth in Bankshares' periodic reports.

Management's Report on Internal Control over Financial Reporting. Management of Bankshares is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Bankshares' internal control over financial reporting is designed to provide reasonable assurance to Bankshares' management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of Bankshares' internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Based on this assessment, management concluded that, as of December 31, 2007, Bankshares' internal control over financial reporting was effective based on those criteria.

Bankshares' internal control over financial reporting as of December 31, 2007 has been audited by Yount, Hyde & Barbour, P.C., the independent registered public accounting firm, that also audited Bankshares' consolidated financial statements included in this Annual Report on Form 10-K. Yount, Hyde & Barbour, P.C.'s attestation report on the effectiveness of Bankshares' internal control over financial reporting appears on page 32 hereof.

Changes in Internal Controls. During the course of the assessment discussed above, management identified certain aspects of Bankshares' internal control over financial reporting that it felt could be strengthened beyond what currently existed. As a result, Bankshares' implemented various changes to its internal control over financial reporting in the fourth quarter of 2007. In particular, Bankshares has enhanced controls related to the review of changes made to its deposit and loan accounts that are performed by employees in the general course of their duties. Bankshares enhanced its internal controls over the clerical aspects of the financial reporting processes. Bankshares believes these changes have improved the overall control environment over its internal control over financial reporting.

Alliance Bankshares Corporation
Directors

Name	Company	Principal Occupation
Harvey E. Johnson, Jr. Chairman of the Board	Owner, Harvey E. Johnson, Jr., CPA	CPA
George S. Webb Vice Chairman of the Board	Owner & President, Airston Group	Home builder
Robert G. Weyers Vice Chairman of the Board	Retired Commercial Contractor	Retired
Oliver T. Carr, III	President & CEO, Carr Properties	Commercial real estate management
William M. Drohan	President, Drohan Management Group	Association management
Lawrence N. Grant	Founder, Independent Insurance Center, Inc.	Insurance agent
Serina Moy	Principal, Moy, Cheung & Company	CPA
Thomas A. Young, Jr.	Alliance Bankshares Corporation, Alliance Bank Corporation	President & CEO
Thomas P. Danaher Chairman Emeritus	Retired Insurance Executive	Retired

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Officers & Directors

Officers

Thomas A. Young, Jr. President and Chief Executive Officer
Paul M. Harbolick, Jr. Executive Vice President and Chief Financial Officer
Frank H. Grace, III Executive Vice President
Craig W. Sacknoff Executive Vice President
Brian M. Haggerty Senior Vice President
Kathy L. Harbold Senior Vice President
Douglas C. Haskett, II Senior Vice President
Stephen D. Kingsley Senior Vice President
John B. McKenney, III Senior Vice President
Michael C. O'Grady Senior Vice President
Wonju Song Senior Vice President
George G. Carson Vice President
Jose A. Castillo Vice President
Gertrude A. Kwabi-Addo Vice President
Karen L. Laughlin Vice President
Karen L. McCormack Vice President
Khristina E. McMahon Vice President
Noel P. Murphy Vice President
Douglas R. Myers Vice President
Douglas R. Peterson Vice President
Fariba Shahegh Vice President
Jessica E. Sinnott Vice President
Donna L. Smith Vice President
Pablo L. Buitrago Assistant Vice President
Derwin E. Cherry Assistant Vice President
Scott B. Clark Assistant Vice President
Nicole B. Faddoul Assistant Vice President
Shannon D. Gibbs Assistant Vice President
Juan C. Guerra Assistant Vice President
Tristan W. Hawkins Assistant Vice President
Brandy L. Jacoby Assistant Vice President

Officers **Continued**

Margaret T. Prescott Assistant Vice President
David M. Rector Assistant Vice President
Pandora N. Wenner Assistant Vice President
Anne E. Alvord Bank Officer
Jeremy C. Behling Bank Officer
Kyla S. Ferrell Bank Officer
Tracy M. Grygotis Bank Officer
Christina M. Houtz Bank Officer
Colleen B. Hube Bank Officer
Joan E. Liszka Bank Officer
Cynthia L. Piccione Bank Officer

Alliance Insurance Agency Officers

Thomas Patrick Danaher President
Oswald H. Skewes, Jr. Senior Vice President
Jesse R. Thomas, Jr. Senior Vice President
Daisy F. Newberry Vice President
Bradley A. Rothermel Vice President
Gregg F. Siegal Vice President
Bill G. Smith Vice President
John G. Wiese Vice President

Directors

Harvey E. Johnson, Jr. Chairman of the Board
George S. Webb Vice Chairman of the Board
Robert G. Weyers Vice Chairman of the Board
Oliver T. Carr, III
William M. Drohan
Lawrence N. Grant
Serina Moy
Thomas A. Young, Jr.
Thomas P. Danaher Chairman Emeritus

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Alliance BankShares

Where banking is today. **And tomorrow.**

Alliance Bankshares Corporation
14200 Park Meadow Drive
Suite 200 South
Chantilly, Virginia 20151
703.814.7200

www.alliancebankva.com

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